FORM 6-K

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

Report of Foreign Issuer
Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934

For the month of September 2004

Commission File No. 000-19865

P.E. 9-1-04

CEDARA SOFTWARE CORP.

(Registrant's name)

6509 Airport Road
Mississauga, Ontario, Canada L4V 1S7
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40F.

Form 20-F ___X___ Form 40-F ______

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): X

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): _____

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ______ No X

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b) : 82-______

Documents Included as Part of this Report:

No.	Document
1.	2004 Annual Report of Cedara Software Corp.

Document 1

2004
ANNUAL REPORT



Cedara Software Corp.

CEDARA®
SOFTWARE



Annual General Meeting

Cedara's annual general meeting will be held October 18, 2004
At the TSX Broadcast & Conference Centre
The Exchange Tower, 130 King Street West, Toronto, Ontario M5X 1J2

2:30 p.m. Registration and Refreshments
3:00 p.m. Meeting commences

The company is listed on the Toronto Stock Exchange (CDE) and OTCBB (CDSWF)

Cedara Software Corp.

Established in 1982, Cedara Software Corp., is a leading independent provider of medical technologies used worldwide by key medical device manufacturers, healthcare information technology companies, hospitals, imaging centers, and medical clinics.

Many of Cedara's innovative medical technologies are sold through major healthcare device manufacturers and information technology providers, including GE, Siemens, Philips, Toshiba, Hitachi and Cerner.

Through the years Cedara software has been deployed in thousands of hospitals and clinics worldwide, including prestigious facilities such as the Johns Hopkins University School of Medicine; Shands Hospital, University of Florida; the University of California, Los Angeles (UCLA); Lund University in Sweden; and University Hospital of Geneva, Switzerland.

Cedara is unique in that its advanced medical imaging technologies are used in all aspects of clinical workflow including:

- The operator consoles of many medical imaging devices
- Picture Archiving and Communications Systems (PACS)
- Sophisticated clinical applications that further analyze and manipulate images
- The use of imaging in computer-assisted therapy

Cedara is also unique in that its expertise and technologies span all the major digital imaging modalities and related subspecialties, including MRI, CT, PET, nuclear medicine, digital X-ray, ultrasound, mammography, cardiology, angiography, and fluoroscopy.

CEDARA®
SOFTWARE

MESSAGE TO OUR SHAREHOLDERS

Fiscal 2004 was an excellent year for Cedara Software Corp., one in which the Company achieved very significant financial and market milestones. Cedara ended the year with record earnings, a sound balance sheet and in a strong position to take advantage of new growth opportunities.

Highlights of the year were:

- Record net income of $15.6 million over four consecutive quarters of healthy earnings;
- Continued improvement in customer relationships, entering into a number of major contracts with large global customers and the opening of a Cedara office in Shanghai, China;
- A successful $50 million equity financing that transformed the Company's financial position, allowed the cancellation of the guarantee by Analogic Corporation of Cedara's operating line of credit with its bank and provided Cedara with the flexibility to independently develop new financing arrangements;
- Further development of the organization and its core technologies, and
- Regaining Cedara's listing on The NASDAQ National Market.

These results were achieved with minimal impact on operating costs which had been significantly reduced in the Company's restructuring that was completed in fiscal 2003.

With the turnaround accomplished, momentum strong and distribution channel inventories at somewhat below-optimal levels, management began focusing on new growth opportunities. As we have stated throughout the past year, the OEM software business is characterized by large transactions which make revenue flows unpredictable. While we have every intention of further developing Cedara's share of this market, we are also committed to augmenting the Company's revenue stream with complementary sources of business. To that end, we have and will continue to assess relevant, accretive acquisition opportunities and are working on numerous joint initiatives that will benefit from Cedara's depth of intellectual capital in imaging. In whatever initiatives we pursue we are committed to protecting the Company's newly established financial health and to ensuring that we have the people to sustain it.

Cedara has entered fiscal 2005 with a talented, dedicated management team that has brought it through extremely difficult circumstances, new credibility in its core markets globally and a developing positive image in financial markets. We anticipate competition and customer expectations will escalate, but are optimistic about the Company's ability to meet these challenges.

We would like to extend our thanks and appreciation to our loyal staff for their continued hard work and perseverance in achieving this strong set of results. To our customers who have continued to support us, we express our deep appreciation. And we thank our shareholders, who were patient and supportive through the difficult turnaround, and who continue to believe in Cedara's potential. We will do everything possible in 2005 to build on the momentum.

Peter J. Cooper
Chairman

Abe Schwartz
President and Chief Executive Officer

MANAGEMENT DISCUSSION AND ANALYSIS

This Management Discussion and Analysis ("MD&A) was prepared as of September 7, 2004 and should be read in conjunction with the Company's audited Consolidated Financial Statements and the notes thereto. All financial information is presented in Canadian dollars unless otherwise noted. The Company prepares its financial statements in accordance with generally accepted accounting principles in Canada ("Canadian GAAP"). To the extent applicable to the Consolidated Financial Statements, Canadian GAAP conforms in all material respects with generally accepted accounting principles in the United States ("U.S. GAAP"), except as described in note 22 to the Consolidated Financial Statements. All references to a year, which are included elsewhere in this annual report, refer to the fiscal year that ended June 30th of that year.

The MD&A has been prepared in reference to the new MD&A disclosure requirements established under National Instrument 51-102 "Continuous Disclosure Obligations" ("NI 51-102") of the Canadian Securities Administrators. While the provisions of NI 51-102 concerning annual MD&A apply only for financial periods beginning on or after January 1, 2004, it is believed that utilizing NI 51-102 as a guideline for enhanced disclosure will provide greater insight into, and understanding of, the Company's financial condition and results of operations.

Additional information about Cedara, including copies of continuous disclosure materials such as the Company's annual information form, is available on Cedara's website at http://www.cedara.com, or the SEDAR website at http://www.sedar.com.

OVERVIEW OF THE COMPANY

Overview of the Business of the Company

Established in 1982, Cedara Software Corp., is a leading independent provider of medical technologies used worldwide by key medical device manufacturers, healthcare information technology companies, hospitals, imaging centres, and medical clinics.

Cedara's Technologies

Many of Cedara's innovative medical technologies are sold through major healthcare device manufacturers and information technology providers, including GE, Siemens, Philips, Toshiba, Hitachi and Cerner.

Through the years Cedara's software has been deployed in thousands of hospitals and clinics worldwide, including prestigious facilities such as Johns Hopkins University School of Medicine; Shands Hospital, University of Florida; University of California, Los Angeles (UCLA); Lund University in Sweden; and University Hospital of Geneva, Switzerland.

Cedara is unique in that its advanced medical imaging technologies are used in all aspects of clinical workflow including:

- The operator consoles of many medical imaging devices
- Picture Archiving and Communications Systems (PACS)
- Sophisticated clinical applications that further analyze and manipulate images
- The use of imaging in computer-assisted therapy

Cedara is also unique in another way: it has expertise and technologies that span all the major digital imaging modalities and related subspecialties, including magnetic resonance imaging (MRI), computed tomography (CT), positron emission tomography (PET), nuclear medicine, digital X-ray, ultrasound, mammography, cardiology, angiography, and fluoroscopy.

The Company generates revenue in three ways:

- by developing and licensing its software technology and products;
- through development of custom software for healthcare equipment manufacturers; and
- through service and support provided to its customers.

As with many software companies, the Company is reliant on individual transactions that can be material in any given quarter. If the Company fails to enter into contracts of this nature in any quarter, the financial results of the Company could be materially adversely impacted. Even if such transactions are entered into, there is no guarantee or assurance that these transactions will be re-occurring. In addition, the quarterly revenue and earnings of the Company can fluctuate materially between quarters, principally due to the timing of annual license contract renewals. There is no guarantee or assurance that such renewals will occur.

The Company anticipates that the healthcare imaging software market will continue to grow over the next several years. At the same time, it is difficult to forecast the Company's sales with precision due to the nature of the Company's large, long-term sales contracts, and long sales cycles. To help mitigate the Company's reliance on large, long-term sales contracts, the Company has taken steps to add a new sales channel directly to hospitals, imaging centres and radiology groups in an effort to complement its OEM channel. The Company will continue to maximize existing revenue opportunities, and build a future of sustainable, more predictable revenue through identifying new projects and opportunities. The Company will continue to monitor and control its cost structure in an effort to maintain cash positive operations.

Principal Products and Services

The Company believes it has the most diverse product and service offering of any independent provider of medical imaging software. The Company's medical imaging solutions are used in all aspects of clinical workflow including the capture of patient digital images, the sharing and archiving of images, sophisticated tools to analyze and manipulate images, and the use of imaging in surgery. The Company is unique in that it has expertise and technologies that span all the major digital imaging modalities including angiography, CT, echo-cardiology, digital X-ray, fluoroscopy, mammography, MRI, nuclear medicine, PET, and ultrasound. Cedara software is deployed in hospitals and clinics worldwide - approximately 20,000 medical imaging systems and approximately 4,600 Picture Archiving and Communications System ("PACS") workstations have been licensed to date.

In a clinical environment, medical images are created, viewed, used to diagnose illnesses, stored, communicated and used in the treatment of diseases. Each modality uses differing technology to acquire images and has unique needs in viewing images, diagnosing illnesses with images, as well as in treating these diseases with the aid of images. The Company has developed a number of advanced technologies, products and services that are utilized in all of these areas.

<u>Imaging Platform</u>

Software development can be accelerated by building applications on a software platform consisting of libraries and tools. In 1991, the Company developed a software imaging platform, called Imaging Application Platform® ("IAP"), which, over the past 12 years, has been used by the Company to develop imaging technologies and products for sale to Original Equipment Manufacturers ("OEMs") and Value Added Resellers ("VARs"), as well as licensed to these customers as a development platform for their development of custom applications.

Imaging Application Platform (IAP)

IAP, the middleware or 'glue' between applications, provides a complete software development environment with technology and capabilities for creating advanced high-performance medical imaging applications. IAP is one of the most widely used medical imaging toolkits available, with a proven track record in all the major imaging modalities and clinical applications.

All of the Company's major OEM partners and virtually all of its engineering service clients directly or indirectly use IAP in business critical applications. In fact, the platform is embedded in nearly one-third of MRI systems sold annually, and more than 80% of all PET-CT systems installed in the United States.

Cedara OpenEyes™

The Company's most advanced imaging software platform, called OpenEyes, is a powerful and flexible best practices development platform that enables the rapid creation of medical applications. Its programming model represents a paradigm shift from previous technologies, completely insulating clients from the complexities of deep code development by providing a single uniform set of controls and development interfaces.

OpenEyes packages connectivity, visualization and printing services in a flexible and transparent architecture that can be deployed across a wide spectrum of application environments – from small "one-off" projects to complex web solution services.

Picture Archiving and Communications Systems (PACS)

PACS is a digital system that facilitates the diagnostic review of patient data and images, including the reporting, consultation, and archiving of information to short- or long-term storage devices. PACS allows communication of patient information using local or wide area networks or public communications services.

As an electronic substitute for film, PACS is a crucial component in moving toward a paperless healthcare environment. PACS gives rise to better sharing of patient information, faster report retrieval, reduced X-ray retakes, and better, more efficient image storage. PACS also makes it possible to compare and analyze digital images and realize substantial cost savings.

Cedara offers a full spectrum PACS solution that can easily be tailored to the needs of different size hospitals.

Enterprise PACS

For large hospital networks with multiple campuses or caseloads exceeding 30,000 per year, Cedara's enterprise PACS exchanges images from any modality across an entire hospital network, anywhere critical diagnostic information is needed, while easily scaling to work with smaller hospital departments.

Modality PACS

Cedara's modality PACS, also referred to as Mini-PACS, facilitates cost-effective entry into a filmless environment if a hospital's case volume is less than 30,000 per year. Hospitals can start with one modality, adding a small archive server, display stations and other modalities as required by their caseload and demands from other departments.

Entry Level PACS

Cedara's entry-level PACS is ideal for hospitals and clinics with smaller caseloads that still want the ability to scale to a modality or enterprise PACS should their volumes increase over time. The entry-level system provides softcopy reporting in a low maintenance environment.

The Company licenses these products to OEMs and VARs as full solutions and individually as products to complement the existing portfolio of customers' PACS offerings. The Company also offers PACS solutions for specific modalities, such as OrthoWorks™, a family of products that can be used individually with an existing PACS or together as a complete orthopedic, web-enabled package.

Image Acquisition Consoles

Cedara develops image acquisition console software for hardware companies who need a workstation to drive the capture of images from imaging devices, such as X-ray or CT scanners.

Cedara's I-Acquire™ line of products for system integrators, X-ray and OEMs offer universal image capture software for X-ray-related modalities and tools for rapidly developing CT and MRI console applications. This universal software application allows multiple digital detectors, computed radiography (CR) scanners and X-ray generators to be accessed by a common acquisition console that enables X-ray equipment manufacturers and system integrators to select and quickly package detectors, scanners and generators from a variety of different vendors.

The Cedara I-Acquire™ family consists of these specialized packages:

Cedara I-Acquire/DR™

A digital radiography (DR) acquisition console application that integrates with medical systems to simplify technologists' workflow and improve their productivity with high-quality imaging, tools for image manipulation, and quality control (QC).

Cedara I-Acquire/CR™

A CR acquisition console that enables CR equipment manufacturers and system integrators to create competitive CR acquisition systems with powerful workflow and image processing capabilities.

Cedara I-Acquire/FD™

A film scanning console application that converts vast film libraries to digital to allow hospitals and smaller medical clinics to eliminate the cost of maintaining film. This application may also be used in combination with existing X-ray film-based environments to integrate traditional X-ray rooms into digital PACS environments.

Cedara I-Acquire MG™

A mammography scanning console application that optimizes hospital workflow and enables OEMs and system integrators to create competitive digital mammography systems with powerful workflow and image processing capabilities.

Cedara I-Acquire for MR and CT™

An application that equips MRI and CT manufacturers with more than 80% of the features needed to build an operator console – the computer that controls the scanning and monitoring of patients during diagnostic imaging. Features such as 2D image review, multiplanar reformat, printing, DICOM, archiving, communications, and storage of patient data on DVD are built in.

Clinical Applications

Clinical software can have a major impact on the delivery of patient care. In the past several decades, a rapid expansion of clinical software systems has been noted within institutions that deliver healthcare. Today, more physicians rely on clinical applications to help them make even routine diagnostic and therapeutic decisions.

Cedara's broad range of clinical applications is used in general radiology and other specialty areas. Many of Cedara's clinical applications and workflow solutions can be added as plug-ins to existing PACS workstations or used as dedicated, standalone workstations.

General Radiology

Cedara's Baby Explorer™

A software only solution that adds 3D fetal imaging to any existing ultrasound system, allowing expectant parents to view and record 3D images during scheduled ultrasound visits – months before a baby's arrival. Baby Explorer runs on standard PC hardware and acquires images from any ultrasound scanner.

Cedara 3D Volume Explorer™

A software solution for Ultrasound applications that provides sophisticated 3D imaging, real-time 3D and 4D, various rendering techniques, a multi-planar virtual endoscope, and integrated reports that are easily incorporated into any onboard or off-board application. Baby Explorer is available as an option to this general-purpose ultrasound application.

Cedara Vivace™

Vivace is a set of 3D visualization software plug-in components for examining images acquired from CT and MRI scanners. It allows advanced 3D visualization and the use of diagnostic tools that are easily plugged into imaging workstations already installed in the field, or new medical imaging devices.

Cedara I-Conference™

An application that consolidates all the information needed to conduct complex, multi-modality case reviews, reducing preparation time so that doctors can focus on case presentations.

Cedara I-Report™

A multislice CT navigation and reporting workstation for the largest of multislice data sets. I-Report-CT allows radiologists to review images in stack mode using MPR (Multiplanar Reformat), MIP (Minimum-Intensity Projection), and volume rendering mode – greatly improving the ability to navigate large data volumes. I-Report-CT includes measurement tools, orthopedic templates, and future solutions for PET/CT and lung Computer Assisted Diagnosis (CAD). This workstation also supports all other major medical imaging modalities.

Orthopedics

Cedara OrthoWorks™

A complete orthopedic treatment and digital planning solution that provides orthopedists with the digital tools needed to accurately plan treatment and surgery and reduce the support costs of adding new implant templates. OrthoWorks integrates with Cedara I-Acquire to support image acquisition from all orthopedic modalities, including CT, MRI, CR, DR and film digitizers. This solution also uses web server software to enable internet-based orthopedic planning.

Mammography

Cedara I-ReadMammo™

I-ReadMammo is a high-performance multi-modality digital mammography workstation with state-of-the art mammography tools for improving mammography workflow that also automates the presentation procedure and review process for current and prior mammography images.

Molecular Imaging

Cedara Nuclear Medicine

For more than a decade Cedara has delivered solutions for major OEMs in the nuclear medicine arena. Cedara's workstation technology is deployed in the majority of nuclear medicine devices installed worldwide. Cedara has developed solutions for tomographic reconstruction, nuclear cardiology, fusion, endocrinology, neurology, pulmonary and gastrointestinal areas.

Cedara's PET/CT fusion plug-in

A plug-in application for the rapid review of large volumes of PET and CT data, this module will be available as on option on the Cedara I-SoftView™ family of PACS workstations.

Cardiology

Radiology Components

In the cardiology arena, the advent of multislice MR and CT scanners, new contrast agents, faster processing speeds and other driving technologies has left many companies wondering what to do with the vast amount of data that is now available to produce images of the heart at much higher resolutions.

Cedara has successfully applied its experience in image processing, display, and analysis to complement the cardiology PACS domain and thus solve many of these problems.

Cedara's Advanced Tissue Segmentations

Cedara has successfully developed an analysis system for MR data that automatically segments the heart's left ventricle.

Using this technology, cardiologists are able to segment the ventricle in only 15 minutes compared with the usual 8-9 hours. We also are adapting tools such as 'Point and Click Classification', which facilitates automatic tissue segmentation for other CT cardiology applications.

Cedara's segmentation technologies for the fully and semi-automated identification of tissue structures and organs (2D and 3D modality data), in ultrasound, MRI and CT, are prime examples. The software can be used to build a variety of clinical applications that require fast, reliable automated analysis of anatomical structures.

<u>Connectivity Solutions</u>

Healthcare facilities depend upon standards-based connectivity and workflow management solutions for efficient, cost-effective communication and data sharing. By strictly adhering to standards such as Integrating the Healthcare Enterprise (IHE), the Health Insurance Portability and Accountability Act of 1996 (HIPAA), and Personal Information Protection and Electronic Documents Act (PIPEDA), Cedara products successfully integrate with diverse healthcare systems.

DICOM, which stands for "Digital Imaging and Communications in Medicine" is the industry standard for digital medical images and associated patient data, as defined by the National Electrical Manufacturers Association and American College of Radiology.

Cedara's video-to-DICOM conversion products and scalable multi-modality storage, viewing, and reporting systems communicate efficiently over the healthcare network to handle and convert video signals from a variety of legacy systems into digital data. These solutions enable clients to add upgraded, modern functionality to any legacy modality scanner to extend the life of the legacy device, allowing full integration with any vendor modality equipment and better connectivity within the healthcare enterprise.

Cedara I-Acquire Video™

An application that extends the useful life of CT, MR, fluoroscopy, ultrasound, nuclear medicine, angiography, and endoscopic device scanners that do not support digital DICOM interfaces. I-Acquire easily upgrades any vendor's image acquisition device to a Microsoft® Windows® user interface, utilizing standard off-the-shelf PC hardware.

Dicomit Information Manager

A hardware and software solution that upgrades any ultrasound machine to comply with DICOM connectivity standards.

Dicomit Information Manager – HLR

A hardware and software solution that upgrades any High Line Rate (HLR) modality, such as C-arm, nuclear medicine, CT, MRI, digital angiography and high-frequency ultrasound to comply with DICOM standards.

Cardiology Information Manager

A hardware and software solution that upgrades any cardiac ultrasound machine to digital echocardiology for DICOM compliance.

Engineering Services

Many clients prefer to outsource some or all of their software engineering activities in order to attain new clinical software expertise or time-to-market advantage. Engineering services is the aspect of Cedara's business that undertakes software development under contract. The Company's engineering lab helps clients who desire one-of-a-kind solutions meet tough deadlines and rapidly release products to market.

Over its 20-year history, Cedara has built custom software solutions for some of the industry's largest organizations. The Company's clients range from leading medical device and healthcare IT vendors to technology startup companies.

The engineering work encompasses a variety of technologies and many different types of projects, including operator console software for CT scanners, MRI systems, nuclear medicine cameras and other devices, and surgical navigation and other clinical applications.

Cedara also provides partial teams for clients who need design and methodology consulting, project management, product verification and validation, test planning, installed base modernization, system maintenance, and other related services.

Cedara is certified to several international quality standards, including ISO 9001, CE Mark, CMM, and GMP. These standards ensure that Cedara's work is high quality. ISO 9001 certification is a key way in which Cedara continually improves its ability to effectively, efficiently, and systematically meet customer's needs.

Support Services

Cedara offers many levels of support to help clients with their medical imaging needs, from professional services to technology partnerships to a 24/7 customer help desk. Service contracts are often built into the overall agreement with the customer, thereby providing an ongoing revenue stream.

Product Distribution and Markets

OEM Channel

Historically, the Company's business model was to sell exclusively through major healthcare OEMs and VARs. As an independent supplier of imaging software to medical equipment manufacturers, the Company has established a global presence, and has fostered long-term relationships with major companies in the healthcare industry by applying its broad range of skills and continually enhancing its intellectual property. The Company believes that its integrated solutions are well positioned to address the needs of a growing number of hospitals converting to digital image management.

The Company's software powers all major modalities in medical imaging including MRI, CT-scanners, positron emission tomography, nuclear medicine, ultrasound, digital x-ray, and mammography. The Company is one of the few independent developers with this broad range of capabilities. The Company's proprietary imaging platform has an installed base of over 20,000 licenses, a key revenue metric in the software industry.

The Company's products are sold throughout the world by VARs, systems integrators and OEMs including Philips Medical Systems, GE Medical Systems, Hitachi Medical Corporation, Cerner Corporation, EMed Technologies, and Toshiba Medical Systems.

Direct Channel

To help complement the Company's well-established OEM channel, over the past year the Company began developing a sales channel directly to hospitals, imaging clinics and radiology groups. This channel leverages the Company's deep portfolio of technical capability and its broad product offering, to help in building a revenue stream directly from "end-users". While this channel has not had a material impact on the Company's operating results to date, the Company expects to grow the revenues derived from this channel.

Cedara China

Over the past year Cedara has announced several new initiatives associated with its entrance into medical imaging in China, where the Company has been active. These include cooperation agreements with Hong Kong Polytechnic University and IBM China.

The Company also previously entered into arrangements with various Chinese companies to distribute Cedara's digital X-ray, PACS and 3D imaging applications to the Chinese market, including B-Soft, Beijing WanDong Medical Equipment Co., Landwind Industrial Co. Ltd. and Shan Dong Shanghai Medical.

To better serve local needs while offering engineering services to clients, Cedara also recently opened an office in China.

FISCAL 2004 BUSINESS HIGHLIGHTS

Fiscal 2004 was a milestone in the Company's efforts to become more financially stable and profitable. On March 25, 2004, the Company completed a major equity financing initiative that saw the Company issue 5,000,000 common shares priced at $10.00 per share for net proceeds of approximately $47.2 million. This financing dramatically improved the Company's financial position, and the Company is no longer dependant on Analogic Corporation's ("Analogic") generous financial support and is no longer dependant on a bank line of credit to fund working capital. This financing, combined with positive cash flow from operations and strong profits during the year, has substantially improved the Company's balance sheet and liquidity position as at June 30, 2004.

Fiscal 2004 also saw the Company achieve sustainable profits and positive cash flow from operations after reporting improved revenues from the prior fiscal year. A number of significant events and actions undertaken in fiscal 2004 contributed to these outcomes, including the following:

Operations

During fiscal 2004, the Company continued its efforts to improve the fundamentals of the business including refocusing of the business operations on customer service, quality product innovation, distribution expansion and realigning operations. The Company successfully completed five significant customer agreements which contributed to revenue for the current fiscal year:

- On September 22, 2003, the Company announced that it had signed an agreement with Philips Medical Systems to supply certain of its medical imaging technologies and related support services for application by Philips in its Magnetic Resonance ("MR") systems. The agreement was valued at a minimum of $4.2 million, substantially all of which was recognized as revenue during fiscal year 2004.

- On November 12, 2003, the Company announced that it had signed a major agreement with Cerner Corporation to supply certain of its medical imaging technologies and related support services. The agreement was valued at a minimum of approximately $7.1 million, a substantial portion of which was recorded in the current fiscal year.

- On March 2, 2004, the Company announced that it has signed a major agreement with Siemens Medical Solutions ("Siemens"), to supply certain of its medical imaging technologies to Siemens. The agreement was valued at $6.7 million, all of which was recognized as revenue in the Company's third quarter.

- On March 4, 2004, the Company announced that it signed a major agreement with Aloka Co. Ltd. of Tokyo Japan, to supply certain of its medical imaging technologies and services to Aloka. The agreement was valued at a minimum of $3.1 million, a significant portion of which was recognized in the current fiscal year.

- On April 5, 2004, the Company announced that it had signed a major agreement with Hitachi Medical Corporation, to supply certain of its medical imaging technologies and services to Hitachi. The agreement was valued at a minimum of $6.1 million a significant portion of which was recognized in the current fiscal year.

The Company also introduced a number of products into the market place and established a number of business relationships, including:

- In July 2003, the Company announced Cedara OrthoWorks, a desktop application and web server solution for orthopedic surgeons that allows the surgeon to prepare for surgery whether working in the hospital, at home or elsewhere with instant access to digital patient images, surgical planning aids, measurement tools and a library of digital prosthetic templates.

- In September 2003, the Company unveiled Cedara I-Reach™ v3.0, its new breakthrough medical image viewer for healthcare professionals who want full PACS functionality over the Internet and enables hospitals and clinics to acquire, distribute and archive medical images and diagnostic reports across the Internet. Cedara I-Reach™ v3.0 provided a major step forward for hospitals seeking a fully web-based PACS implementation.

- On October 22, 2003, the Company announced the unveiling of Cedara I-Acquire/FD™, its new film scanning console application. The new software allows hospitals and clinics to convert their vast libraries of film into digital format. By digitizing film, hospitals and clinics can eliminate the ongoing costs of maintaining these film libraries.

- The Company presented its latest healthcare imaging product enhancements and features at the 2003 Radiological Society of North America ("RSNA") Conference in Chicago. Cedara showcased its extensive product portfolio of new technologies which encompasses all aspects of clinical workflow from image acquisition to sophisticated image processing and surgery.

- In December 2003, the Company launched a new Technology Partnership Program pursuant to which the Company provides support and assistance to technology partners, such as hospitals, research institutions, medical universities, startup companies, doctors and inventors, by providing them access to the Company's research laboratory, marketing department and global sales channel.

- On February 24, 2004, the Company announced that two of its key products, Cedara I-Softview™ and Cedara I-Acquire Video™ excelled in the annual IHE (Integrating the Healthcare Environment) Connectathon event sponsored by Healthcare Information and Management Systems Society) ("HIMSS") and RSNA.

- The Company presented its latest healthcare imaging products and technologies at the 2004 European Congress of Radiology ("ECR").

- In May 2004, Cedara presented its latest web imaging solutions at the 2004 Society for Computer Applications in Radiology ("SCAR") 21st annual meeting in Vancouver.

- The Company received U.S. Food and Drug Administration ("FDA") 510(k) clearance for I-ReadMammo™, a new mammography reading workstation for diagnosis and screening. FDA clearance allows Cedara to sell I-ReadMammo™ into the US, which currently is the largest market for mammography, and one of the fastest growing digital mammography markets in the world.

- Cedara entered into a cooperative sales, marketing and support agreement with Fischer Imaging Corporation ("Fischer") to integrate a customized version of Cedara's new I-ReadMammo™ workstation software with Fischer's SenoScan® digital mammography scanning system.

- In June 2004, Cedara announced a strategic partnership with Medipattern Corporation. Under the terms of the partnership, Cedara will be the exclusive global channel for Medipattern's breast ultrasound computer aided diagnosis ("CAD") and detection technology.

Liquidity and Capital Resources

- During fiscal 2004 the National Bank of Canada ("NBC") renewed the Company's current operating line of $14.0 million to October 31, 2004.

- Following the repayment of all borrowings under the operating line, the letter of credit issued by Analogic in support of the Company's $14.0 million bank line was cancelled. The security agreement between Analogic and NBC, which allowed the transfer of NBC's security position to Analogic, should the letter of credit be drawn upon, was also cancelled. The Company and NBC are currently renegotiating the structure of the Company's borrowing facility, which may result in an increase or reduction in the availability of funds under that facility.

- The Company issued 400,000 common shares to certain 5% unsecured subordinated convertible debenture holders ("the Convertible Debentures"), when these holders elected to convert $1.0 million of the then $3.2 million outstanding Convertible Debentures to common shares. On January 15, 2004, the Company exercised its right to convert all of the remaining $2.2 million of Convertible Debentures outstanding into common shares of the Company. This resulted in the issuance of additional 867,120 common shares of the Company.

China Business

On May 31, 2004, the Company announced the formal opening of a new office in Shanghai, China to better serve its existing customers and to pursue new business opportunities in the region.

- On October 14, 2003, the Company announced a distribution agreement with Shanghai Medical Equipment Works ("SMEW"), one of the largest medical equipment companies in China. This agreement allows Cedara to broaden distribution of its popular I-Acquire/DR™ acquisition console software, I-SoftView™ diagnostic review workstation, and I-Store™ image and distribution archive into SMEW's network of more than 5,000 hospitals.

- The Company also previously entered into arrangements with other Chinese companies to distribute Cedara's digital X-Ray, PACS and 3D imaging applications to the Chinese market, including B-Soft, Beijing WanDong Medical Equipment Co., and Landwind Industrial Co. Ltd.

- On November 24, 2003, the Company signed a memorandum of understanding with IBM China. This agreement commits both parties to work together to explore and identify opportunities in the Chinese market. Under the agreement, IBM and Cedara will develop a channel strategy. Both parties will promote Cedara software and IBM hardware and integrate it with their business partners' solutions.

NASDAQ

- On January 9, 2002, the Company received a NASDAQ Staff Determination for failure to comply with the minimum stockholders' equity requirements for continued listing on NASDAQ. Effective April 1, 2002, the NASDAQ Panel transferred the Company's listing from the NASDAQ National Market to the NASDAQ SmallCap Market.

- In March 2003, the Company received a NASDAQ Staff Determination for failure to comply with either the US$1.00 minimum bid price requirement or the US$2.5 million minimum shareholders' equity requirement for continued listing on the NASDAQ SmallCap Market. On July 3, 2003, the Company's common shares were de-listed from NASDAQ and became eligible for trading on the OTC Bulletin Board under the symbol "CDSWF". The Company's listing on the Toronto Stock Exchange was unaffected by NASDAQ's decision.

- During September 2004, NASDAQ approved the Company's application to list its securities on the NASDAQ National Market. As a result, trading of the Company's common shares is expected to commence on the NASDAQ National Market on September 14, 2004 under the symbol "CDSW".

Board and Management Changes

- In November 2003, the Company received approximately $0.9 million in full and final settlement of loans outstanding from its former Chairman and Chief Executive Officer. These loans had been secured through the pledge of common shares of the Company. A portion of these shares were sold and the outstanding loans were paid in full. This repayment resulted in a recovery of approximately $1.1 million against the provisions for employee share purchase loans and severance costs.

- On April 28, 2004, the Company announced the appointment of Brian Pedlar as Chief Financial Officer.

FORWARD-LOOKING STATEMENTS

Certain statements contained in the Annual Report, Consolidated Financial Statements and Notes, and this Management Discussion and Analysis, may constitute forward-looking statements within the meaning of securities laws. When used in these documents, the words, "may", "will", "should", "plan", "intend", "anticipate", "believe", "estimate", "predict", "potential", "continue", "expect" or similar expressions, concerning matters that are not historical facts, as they relate to the Company or its management, are intended to identify forward-looking statements. Such statements reflect the current views of the Company with respect to future events and are subject to certain risks, uncertainties and assumptions. In particular, statements relating to the Company's expectations concerning its licensed software products and relating to the sufficiency of capital to meet working capital and capital expenditure requirements are forward-looking statements. Many factors could cause the actual results, performance or achievements of the Company to be materially different from any future results, performance, or achievements that may be expressed or implied by such forward-looking statements, including, among others, those which are discussed under the heading "Risk Factors" below. Should one or more of these risks or uncertainties materialize, or should assumptions underlying the forward-looking statements prove incorrect, actual results may vary materially from those described herein as anticipated, believed, estimated or expected. Forward-looking statements contained in the Annual Report, Consolidated Financial Statements and Notes and this Management Discussion and Analysis are based on the Company's current estimates, expectations and projections, which the Company believes are reasonable as of the current date. You should not place undue importance on forward looking statements and should not rely upon them as of any other date. The Company does not intend, and does not assume any obligation, to update these forward-looking statements at any particular time.

RISK FACTORS

Major Customers

The Company's strategy includes providing products and services to multiple divisions of the largest companies in the medical imaging industry. As a result, over the past three fiscal years respectively, the Company has had four, two and four customers each of which represents 10% or more of its consolidated revenues. The sales cycle for transactions with these major customers can extend longer than one year. As a result, the Company may not have sales to each of its major customers in any given year or at all. On an aggregate basis, all of the major customers referred to above represented approximately 62%, 41% and 64% of the Company's consolidated revenue in each of the last three fiscal years respectively. Any disruption in the Company's relationships with these major customers or any decrease in revenue from these major customers could have a material adverse effect on the Company's business, financial condition, results of operations and prospects. Because it often takes significant time to replace lost business, it is likely that the Company's operating results would be adversely affected if one or more of these major customers were to cancel, delay or reduce significant orders in the future.

Reliance on Individual Contracts

The Company is reliant on individual transactions that can be material in any given quarter. If the Company fails to enter into contracts of this nature in any quarter, the financial results of the Company could be materially adversely impacted. Even if such transactions are entered into, there is no guarantee or assurance that these transactions will be re-occurring.

Fluctuations in Quarterly Financial Results

The Company's revenue and earnings can fluctuate materially between quarters, principally due to the timing of significant license agreements. There is no guarantee or assurance that the timing will remain consistent. As a result of this seasonality, the Company is required to manage its working capital to ensure that it has sufficient liquidity to meet its operating needs throughout the year. There can be no assurance that the Company will be able to effectively manage its working capital requirements in the future.

Dependence on Key Personnel

Loss of the Chief Executive Officer, certain members of the executive team or key technical leaders of the Company could have a disruptive effect on the implementation of the Company's business strategy and the efficient running of day-to-day operations. Moreover, the Company may need to hire additional sales people, technical staff (especially software engineers and developers), managerial and marketing personnel. Competition for personnel throughout the health care and information technology industries is intense. The Company may be unable to retain its key employees or attract, assimilate, retain or train other necessary qualified employees, which may restrict its growth potential.

Competitors

The Company operates in a single industry segment, and services the diagnostic imaging, image management, and therapy phases of the clinical workflow process. The primary competitors for the Company's diagnostic imaging products are the internal development groups of large diagnostic imaging companies, many of which are also customers of the Company. The primary competitors for the Company's image management products are various PACS software vendors that offer solutions that are similar to those offered by the Company.

Some of the Company's current or future competitors have longer operating histories and significantly greater financial, technical, marketing and other resources than the Company. These competitors may be able to undertake more extensive research and development, manufacturing and marketing efforts and may be able to adopt more aggressive pricing policies. In addition, some of the Company's competitors have more extensive customer bases and broader customer relationships, including relationships with the Company's current and potential customers. Some of the Company's competitors also have significantly more established customer support and professional services organizations and more extensive direct and indirect sales channels than the Company. In addition, these competitors may be able to respond more quickly to new or emerging technologies and changes in customer requirements than the Company. As a result, the Company may not be able to maintain its competitive position and market share against current or future competitors, which could seriously harm its business and results of operations.

Technological Change

The market for the Company's products is characterized by rapid and significant technological change, frequent new product introductions, changes in customer requirements and evolving industry standards. The development of new technologies, commercialization of those technologies into products and market acceptance and customer demand for those products is critical to the Company's success. Successful product development and introduction depends upon a number of factors, including new product selection, timely and efficient completion of product design, product performance at customer locations and development of products by competitors. If the Company does not properly identify the feature preferences of its existing and potential customers, or if it fails to deliver features that meet the requirements of these customers on a timely basis, the Company's ability to market its products successfully and to increase its revenues will be impaired.

Exchange Rate Fluctuations

The Company derives all of its revenue from sales outside of Canada. Accordingly, the prices realized by the Company are affected by changes in the exchange rate of Canadian dollars for United States dollars or Canadian dollars for other foreign currencies. The majority of the Company's costs are payable in Canadian dollars and, therefore, the financial results of the Company are subject to foreign currency exchange rate fluctuations. Compared to the previous fiscal year, there has been a significant appreciation in the value of the Canadian dollar in terms of the United States dollar. This has had an adverse effect on the Company's results of operations. Further appreciation in the value of the Canadian dollar in terms of the United States dollar could have an additional adverse effect on the Company's results of operations.

International Operations

The Company's business operations outside the United States and Canada subject it to numerous inherent potential risks associated with international operations, including:

- difficulties in customizing the Company's products for foreign markets;
- difficulties in establishing relationships with foreign companies;
- import or export licensing requirements;
- longer payment cycles;
- increases in tariffs, duties, price controls or other restrictions on foreign currencies or trade barriers imposed by foreign countries;
- potential adverse tax consequences;
- limited or unfavourable intellectual property protection;
- seasonal reductions in business activity during the summer months in Europe and some other parts of the world; and
- recessionary environments in foreign economies.

Intellectual Property

The Company is heavily dependent upon proprietary technology. The Company has been issued 11 patents and has 32 patents pending, all with respect to strategic features embodied in its principal products. In addition, the Company has further patent applications under evaluation with respect to certain software technology currently under development by the Company.

The Company relies principally upon patent, copyright, trademark, and trade secret laws to protect its proprietary technology. Where appropriate, the Company also enters into non-disclosure agreements with persons to whom it reveals its proprietary information, such as original equipment manufacturers that the Company works with concerning future products. There can be no assurance, however, that these laws or nondisclosure agreements will be adequate to prevent misappropriation or independent third-party development of the same or similar technology.

It is possible that the Company's intellectual property rights could be successfully challenged by one or more third parties, which could result in its inability to exploit, or its loss of the right to prevent others from exploiting, certain intellectual property. In addition, reverse engineering, unauthorized copying or other misappropriation of the Company's technology could enable third parties to benefit from its technology without paying the Company for it, which could significantly harm its business.

Any claims or litigation initiated by the Company to protect its proprietary technology could result in significant expense to the Company and divert its technical and management resources, whether or not the claims or litigation are determined in favour of the Company.

There is also a risk that the Company's current or future products may infringe upon third party proprietary technology. The medical imaging industry is characterized by frequent claims and related litigation regarding patent and other intellectual property rights. If a third party was to sustain a valid claim against the Company and any required license was not available on commercially reasonable terms, the Company's financial condition and operating results could be materially and adversely affected. The Company could be required to pay infringement damages, modify its products so they are non-infringing, discontinue offering products that are found to be infringing, or indemnify its customers. Furthermore, defending the Company against such claims could divert a significant portion of the Company's technical and management resources, whether or not the claims are determined in favour of the Company.

Liquidity

The Company's current $14 million operating facility does not require the Company to comply with any financial covenants. After renegotiation of the Company's operating facility with the Bank, there can be no assurance that debt financing will be available or if available, that it will be on terms acceptable to the Company. The inability of the Company to access sufficient capital for its operations on favourable terms could have a material adverse effect on the Company's financial condition, results of operations or prospects.

Regulatory Clearances and Approvals for New Products

The Company's products and services are subject to regulation as medical devices in the United States by the United States Food and Drug Administration (the "FDA"), in Canada under Health Canada's Medical Devices Regulations, and in other countries by corresponding regulatory authorities. The Company's ability to market new products and improvements to existing products depends upon the timing of appropriate licenses, pre-market clearance or approval from the FDA, Health Canada, or any other foreign regulatory authorities. Failure to comply with applicable domestic or other foreign regulatory requirements at any time during the production, marketing or distribution of products regulated by the FDA, Health Canada or other foreign regulatory authorities could result in, among other things, seizures of products, total or partial suspension of production, refusal to grant licenses, clearances or approvals, withdrawal of existing licenses, clearances or approvals, or criminal prosecution, any one of which could have a material adverse effect on the Company's business, financial condition, results of operations and prospects.

Product Liability and Insurance

The Company's business subjects it to the risk that it will incur product liability claims. No assurance can be given that the insurance coverage limits of the Company would be adequate to protect it against any product liability claims that may arise. The Company may require additional product liability insurance coverage as the Company commercializes new products or improves existing products. This insurance is expensive and may not be available on acceptable terms, or at all. Uninsured product liability claims could have a material adverse effect on the Company's business, financial condition, results of operations and prospects.

RESULTS OF CONTINUING OPERATIONS

For the year ended June 30, 2004 ("fiscal 2004"), revenue was $50.4 million, up 67% compared to the $30.1 million recorded in the year ended June 30, 2003 ("fiscal 2003"). During fiscal 2004, the Company recorded net income of $15.6 million or $0.59 per share ($0.54 per share on diluted basis). This compares to a net loss of $13.3 million or $0.55 per share ($0.55 on a diluted basis) in fiscal 2003 and a net loss of $3.6 million or $0.17 per share ($0.17 per share on a diluted basis) for the year ended June 30, 2002. The improvement in net income was primarily a result of significant growth in the Company's revenue by $20.3 million, mainly license revenue, and savings of $8.3 million in operating expenses in fiscal 2004.

Revenue by Product Category
(in millions of dollars)

					Variance			
	2004	% of Total	**2003**	% of Total	**$**	**%**	2002	% of Total
Software licenses	**33.8**	67%	**11.6**	39%	22.2	190%	27.9	61%
Engineering services	**12.0**	24%	**14.6**	48%	(2.6)	(18%)	15.3	34%
Support services and other	**4.6**	9%	**3.9**	13%	0.7	19%	2.3	5%
Total	**$50.4**	100%	**$30.1**	100%	$ 20.3	67%	$45.5	100%

For fiscal 2004, the combined increase in software license and support services and other revenue of $22.9 million was marginally offset by a decline in engineering services revenue of $2.6 million or 18%.

The increase in fiscal 2004 license revenues of $22.2 million or 190% over last year was primarily driven by the impact of revenue recognized from five major software license and services agreements announced during the year. These agreements include a $4.2 million technology agreement with Philips Medical Systems, a $7.1 million revenue technology agreement entered into with Cerner Corporation, a $6.7 million technology agreement entered into with Siemens, a $3.1 million technology agreement with Aloka Co. Ltd and a $6.1 million technology agreement with Hitachi Medical Corporation. The technology agreements relate to supply of certain of the Company's medical imaging technologies and services. In fiscal 2003, license revenues were adversely affected by a temporary channel inventory overhang of software licenses held by customers, resulting primarily from bulk sales of licenses by the Company in fiscal 2002.

The Company is reliant on individual transactions with a number of major customers that can be material in any given period. Because the sales cycle for transactions with these customers can extend longer than one year, the Company may not have sales to the same customers in the same period in any given year and may not have a major transaction in any given period.

Engineering services revenue was down 18% or $2.6 million in fiscal 2004 compared to fiscal 2003. Revenue from engineering services varies by the number of active contracts and the individual characteristics of each contract, including contract life cycles and size. In fiscal 2004, 18 active engineering services contracts generated revenue of $12.0 million, which included 8 new contracts generating $3.3 million of revenue that were not active in the prior year. The Company commenced development on certain technologies during fiscal 2004 in anticipation of entering into contractual arrangements with prospective customers, including Analogic As a result, revenue, if any, will be recognized on these projects when contractual arrangements are secured with these prospective customers. During fiscal 2004, the Company incurred approximately $1.5 million of direct costs in anticipation of entering into contractual arrangements with Analogic. In fiscal 2003, 17 active contracts produced revenue of $14.6 million. Overall, the revenue decline was primarily due to the completion of three large fiscal 2003 contracts that were replaced by smaller and shorter-term contracts in fiscal 2004.

Support services and other revenue include revenue from technical support services, ultrasound hardware-based sales and other services. Support fees for fiscal 2004 were up $2.3 million over the previous year. However, the increase was partially offset by declining ultrasound hardware-based sales, resulting in a net increase in support services and other revenue of 19% or $0.7 million for the year. The increased support fees revenue was a result of increased installed base of software licenses and support associated with the larger technology agreements noted above.

The decline in value of the United States dollar in fiscal 2004 compared to fiscal 2003 had a negative impact on revenue for fiscal 2004. Substantially all of the Company's revenue is billed and received in United States dollars.

Revenue by Geographic Region
(In millions of dollars)

					Variance			
	2004	% of Total	**2003**	% of Total	$	%	2002	% of Total
Asia	**22.3**	44%	**13.4**	44%	8.9	67%	23.0	51%
United States	**14.3**	28%	**8.7**	29%	5.6	64%	12.4	27%
Europe	**13.8**	28%	**8.0**	27%	5.8	72%	10.1	22%
Total	**$50.4**	100%	**$30.1**	100%	$20.3	67%	$45.5	100%

Increase in revenue from Asia of $8.9 million or 67% in fiscal 2004 over fiscal 2003 was attributable to the increase in license and support revenue arising from the technology agreements with Aloka and Hitachi.

Revenue from United States customers increased primarily as a result of the technology agreement signed with Cerner in the second quarter of fiscal 2004.

Increased revenue from European customers in fiscal 2004 was due primarily to the net impact of revenue from technology agreements entered into with Philips and Siemens, partially offset by lower engineering service revenue due to the completion of one major custom engineering contract during Q2 of fiscal 2004.

Gross Margin

Gross margin was $39.0 million or 77% of revenue in fiscal 2004, an increase of $20.0 million or 105% compared to $19.0 million or 63% of revenue in fiscal 2003. The gross margin of the Company is heavily influenced by the relative mix of software licenses compared to other revenue sources, as software license gross margins are considerably higher. Direct costs include personnel and other costs related to delivering engineering services, third-party software costs associated with software licenses, hardware costs, personnel-related support services costs and other direct costs such as commissions and sales-related taxes. The significant increase in gross margin was attributable to higher software license revenues on which the Company earns higher margins. As discussed above, revenue from software license fees grew by 190% in fiscal 2004. Software license revenue comprised 67% of total revenue in fiscal 2004, compared to 39% in the prior year.

Operating Expenses

Total operating expenses for fiscal 2004 were $22.9 million, a decrease of $8.3 million or 27% from the $31.2 million incurred in fiscal 2003.

The decline in overall operating expenses reflects the impact of the Company's cost reduction measures initiated in fiscal 2003 which continued in 2004. Additionally, during fiscal 2003, the Company eliminated a layer of senior management – three vice presidents and two senior director positions. To implement these management changes, the Company incurred a one-time charge of $2.2 million for severance costs in fiscal 2003.

The savings in fiscal 2004 were achieved by reducing costs in all areas and were due primarily to:

- $0.8 million lower research and development costs;
- $0.9 million in general and administrative cost savings;
- $2.1 million in lower severance costs, including a $0.2 million severance recovery;
- $2.9 million savings in other charges towards lower operating lease, bad debt, foreign exchange charges and recovery on share purchase loans; and
- $2.0 million in lower depreciation and amortization

Research and Development

(In millions of dollars)	**2004**	**Change**	**2003**	**Change**	**2002**
Research and Development	**$8.6**	(9%)	**$9.4**	(22%)	$12.1
As a percentage of total revenue	**17%**		**31%**		27%

Research and development expenses mainly consist of salaries and other employee related costs of technical and engineering personnel associated with the Company's research and software development and maintenance activities. Research and development costs declined 9% or $0.8 million in fiscal 2004 compared to the same period last year. The decline was attributable primarily to savings in employee related costs as a result of a marginal 5% reduction in headcount. The Company continues to invest research and development resources in new software technologies, partnering with various organizations and in maintaining and enhancing the Company's existing line of products and technologies. Certain of the key software products and technologies introduced during fiscal 2004 include Cedara OrthoWorks™, a new suite of desktop and web server software solutions designed for orthopedic surgeons, Cedara I-Reach™ v3.0, a new breakthrough medical image viewer for healthcare professionals who want full PACS functionality over the Internet, Cedara I-ReadMammo™, an innovative new solution for Mammography's unique workflow and Cedara I-Report CT™, one of the most advanced CT-focused reporting workstations on the market today.

Sales and Marketing

(In millions of dollars)	2004	Change	2003	Change	2002
Sales and Marketing	**$5.1**	**23%**	**$4.1**	(18%)	$5.1
As a percentage of total revenue	**10%**		**14%**		11%

Sales and marketing expenses mainly consist of salaries, other employee related costs, travel expenses and trade show expenses associated with promoting, product management, selling and marketing of the Company's products and services. Sales and marketing costs for fiscal 2004 were up $1.0 million or 23% compared to the previous year. The increased costs are due primarily to adding direct-to-end user sales staff in the fourth quarter, setting up the new business operation in Shanghai, China and additional marketing initiatives undertaken during the year. Additional marketing initiatives include increased participation in various trade shows for showcasing the Company's latest products and technologies. The Company's actions in eliminating a layer of marketing management in mid fiscal 2003 have continuously allowed more resources to be utilized directly on core sales and marketing efforts in 2004 and less on sales and marketing management overhead.

General and Administration

(In millions of dollars)	2004	Change	2003	Change	2002
General and Administration	**$7.3**	**(11%)**	**$8.2**	(21%)	$10.3
As a percentage of total revenue	**14%**		**27%**		23%

General and administrative expenses consist primarily of salaries and other employee related costs of administrative personnel, professional fees, insurance costs and facilities related expenditures. General and administrative costs declined by 11% or $0.9 million in fiscal 2004 compared with the previous year. The cost reductions were achieved through the elimination of certain management positions in Q2 of fiscal 2003, savings in certain facilities related costs through the consolidation of operations into one facility and the sublease of the Company's vacated premises in fiscal 2003. Cost control measures implemented during fiscal 2003 have also resulted in net cost savings in fiscal 2004 from professional fees and certain outside suppliers.

Severance Costs

(In millions of dollars)	2004	Change	2003	Change	2002
Severance Costs	**$0.2**	**(91%)**	**$2.3**	156%	$0.9

During fiscal 2003, the Company undertook significant cost reduction initiatives that resulted in $2.3 million of severance charges recorded in the prior year. Severance charges of $0.4 in fiscal 2004 were offset by severance cost recovery of $0.2 million in Q2 of fiscal 2004 that resulted from settlement of loans outstanding from the former Chairman and Chief Executive Officer of the Company.

Other Charges

(In millions of dollars)	2004	Change	2003	Change	2002
Bad debt expense	**$0.4**	**(55%)**	**$1.0**	162%	$0.4
Computer and equipment operating leases	**0.4**	**(66%)**	**1.2**	6%	1.1
Stock-based compensation charges	**0.1**	**–**	**–**	–	–
Provision (recovery) for employee share purchase and other loans receivable	**(1.1)**	**–**	**(0.1)**	(111%)	0.9
Foreign exchange loss (gain) and other	**0.1**	**(92%)**	**0.7**	333%	(0.3)
	$(0.1)	**(101%)**	**$2.8**	33%	$2.1

Cost savings in other charges amounted to $2.9 million in the current year as a result of savings in the following:

- $0.6 million lower bad debt expenses mainly from improved collections resulting in recoveries of accounts provided for in prior periods;
- $0.8 million savings in computer equipment lease costs;

- $1.0 million recovery of loans from certain current and former employees including $0.9 million from the Company's former Chairman and Chief Executive Officer; and
- $0.6 million favorable swing in realized and unrealized foreign exchange charges

The above savings were partially offset by $0.1 million of stock-based compensation charges recorded in fiscal 2004 as a result of adopting the prospective method of accounting for options granted during the current year, in accordance with CICA 3870.

Depreciation and Amortization

(In millions of dollars)	2004	Change	2003	Change	2002
Amortization of intangibles	**$0.2**	**(84%)**	**$1.5**	(12%)	$1.7
Depreciation and other amortization	**1.6**	**(34%)**	**2.4**	(37%)	3.8
	$1.8	**(54%)**	**$3.9**	(29%)	$5.5

Intangible assets capitalized as part of the Company's acquisition of Dicomit were fully amortized by the end of fiscal 2003, resulting in $1.3 million or 87% lower amortization of intangibles in fiscal 2004 as compared to the previous year. Depreciation and amortization of capital assets was down $0.8 million or 33% in fiscal 2004, compared to the last year. The Company has not needed to sustain the level of capital asset investment of previous fiscal years, resulting in certain capital assets becoming fully depreciated.

Interest expense, net

(In millions of dollars)	2004	Change	2003	Change	2002
Interest expense, net	**$0.6**	**(45%)**	**$1.1**	(35%)	$1.7

Net interest expense in FY2004 was $0.6 million or 45% lower compared to the last year. The savings in interest expense were a result of settling the Company's two major interest bearing liabilities; the operating line of credit and the Convertible Debentures. The Company also earned interest income of $0.2 million on its cash reserves that resulted from the equity financing initiative completed during the third quarter of fiscal 2004.

QUARTERLY OPERATING RESULTS

The following table summarizes selected unaudited quarterly operating results for each of the eight most recent quarters ended on the dates indicated below. This information should be read in conjunction with the Company's quarterly unaudited and annual audited consolidated financial statements (including notes). The operating results for each quarter are not necessarily indicative of results for any future period, and should not be relied on to predict the Company's future performance.

	For the three months ended				
Fiscal 2004 *(In millions of dollars except share amounts)*	**September 30, 2003**	**December 30, 2003**	**March 31, 2004**	**June 30, 2004**	**Fiscal 2004**
Revenue	$ 10.1	$ 12.2	$ 13.4	$ 14.7	$ 50.4
Net income (loss) from continuing operations	$ 1.6	$ 4.0	$ 5.1	$ 4.9	$ 15.6
Income (loss) from discontinued operations	$ 0.1	$ (0.1)	$ –	$ –	$ –
Net income (loss)	$ 1.7	$ 3.9	$ 5.1	$ 4.9	$ 15.6
Earnings per share from continuing operations:					
Basic	$ 0.07	$ 0.16	$ 0.20	$ 0.16	$ 0.59
Diluted	$ 0.06	$ 0.14	$ 0.18	$ 0.15	$ 0.54
Earnings per share:					
Basic	$ 0.07	$ 0.16	$ 0.20	$ 0.16	$ 0.59
Diluted	$ 0.06	$ 0.14	$ 0.18	$ 0.15	$ 0.54
Weighted average shares outstanding:					
Basic	24,157,621	24,351,597	26,007,932	31,043,959	26,295,237
Diluted	26,427,255	27,762,206	28,749,093	33,341,097	29,183,507

Fiscal 2003 *(In millions of dollars except share amounts*	For The Three Months Ended September 30, 2002	 December 30, 2002	 March 31, 2003	 June 30, 2003	Fiscal 2003
Revenue	$ 6.3	$ 8.3	$ 9.0	$ 6.6	$ 30.2
Net loss from continuing operations	$ (4.1)	$ (3.9)	$ (1.6)	$ (3.7)	$ (13.3)
Income (loss) from discontinued operations	–	–	–	–	–
Net income (loss)	$ (4.1)	$ (3.9)	$ (1.6)	$ (3.7)	$ (13.3)
Loss per share from continuing operations:					
Basic	$ (0.17)	$ (0.16)	$ (0.07)	$ (0.15)	$ (0.55)
Diluted	$ (0.17)	$ (0.16)	$ (0.07)	$ (0.15)	$ (0.55)
Loss per share:					
Basic	$ (0.17)	$ (0.16)	$ (0.07)	$ (0.15)	$ (0.55)
Diluted	$ (0.17)	$ (0.16)	$ (0.07)	$ (0.15)	$ (0.55)
Weighted average shares outstanding:					
Basic	24,157,621	24,157,621	24,157,621	24,157,621	24,157,621
Diluted	24,157,621	24,157,621	24,157,621	24,157,621	24,157,621

Contractual Obligations, Commitments, Contingencies, Guarantees and Off-Balance Sheet Arrangements

To facilitate a better understanding of the Company's contractual obligations, the following information is provided (in millions of dollars) in respect of operating lease obligations:

	Total	Less than 1 Year	1-3 years	3-5 years	More than 5 years
Operating lease obligations	$6.9	$1.3	$2.6	$2.4	$0.6

The Company is committed under non-cancelable operating leases for the rental of premises, computer and office equipment, with terms expiring at various dates through 2009. The future minimum amounts payable under the lease agreements in millions of dollars are described in the chart above.

In the normal course of its business, the Company is expected to perform its obligations under contractual business arrangements with its customers and suppliers. There are no commitments for capital expenditures or any off-balance sheet arrangements that have, or are reasonably likely to have, a current or future effect on the results of operations or financial condition of the Company.

RESULTS OF DISCONTINUED OPERATIONS

During fiscal 2004, the Company provided services and licenses to Carl Zeiss Inc. ("Zeiss") in partial settlement of non-cash liabilities under the terms of a settlement agreement between Zeiss and the Company. Further details on discontinued operations can be found in note 6 to the Consolidated Financial Statements.

CRITICAL ACCOUNTING ESTIMATES

Significant accounting policies and estimates used in preparation of the Consolidated Financial Statements are described in note 1 to the Consolidated Financial Statements. Management has discussed the application of these accounting policies and estimates with the Audit Committee of the Company's Board of Directors and with the full Board of Directors. This review is conducted annually.

The preparation of the Company's consolidated financial statements in accordance with Canadian GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent liabilities as at the dates of the consolidated financial statements and the reported amounts of revenues and expenses during the reporting periods. These estimates and assumptions require management's most difficult, subjective or complex judgments, about the effect of matters that are inherently uncertain. As a result, the amounts reported for these items could be different if different assumptions were used, or if conditions change in the future.

Allowance for doubtful accounts

The Company maintains allowances for losses that it expects will result from customers who do not make their contractually required payments. The allowance is estimated based on the likelihood of recovering the accounts receivable. The estimate is based on past experience, taking into account current and expected collection trends.

If economic conditions decline and customer losses increase, the allowance for doubtful accounts will increase by recording an additional expense to the statement of operations.

Impairment of Long-Lived Assets

The Company reviews long-lived assets for impairment on a regular basis or whenever events or changes in circumstances indicate that the carrying amount of an asset may not be recoverable. Recoverability of capital assets is measured by comparison of their carrying amount with the undiscounted projected future net cash flows that the long-lived assets are expected to generate. If the carrying value exceeds the estimated amount recoverable, a write down equal to the excess of the carrying value over the asset's fair value is charged to the consolidated statement of operations.

The Company assesses the recoverability of intangible assets with finite lives by determining whether the carrying amounts can be recovered through undiscounted projected future net cash flows. The amount of impairment, if any, is measured based on undiscounted projected future net cash flows relative to the carrying amount of the asset.

Goodwill is tested for impairment annually or more frequently if events or changes in circumstances indicate that the asset might be impaired. The impairment test is carried out in two steps. In the first step, the carrying amount of the reporting unit is compared with its fair value. When the fair value of a reporting unit exceeds its carrying amount, goodwill of the reporting unit is considered not to have been impaired and the second step of the impairment test becomes unnecessary. The second step is carried out when the carrying amount of a reporting unit exceeds its fair value, in which case the implied fair value of the reporting unit's goodwill is compared with its carrying amount to measure the amount of the impairment loss, if any. The implied fair value of goodwill is determined in the same manner as the value of goodwill is determined in a business combination, using the fair value of the reporting unit as if it was the purchase price. When the carrying amount of reporting unit goodwill exceeds the implied fair value of the goodwill, an impairment loss is recognized in an amount equal to the excess and is presented as a separate line item in the statement of operations.

The determination of impairment requires that management make estimates and exercise judgment in evaluating the fair value of goodwill. In order to do this it is necessary to identify the reporting unit associated with the goodwill and to assess the value of the goodwill in the context of that reporting unit. It has been determined that the Company consists of a single reporting unit. As a result, goodwill is tested for impairment at a corporate level. The Company uses the quoted market price of its shares as a basis for fair value measurement.

ADOPTION OF ACCOUNTING POLICIES

In November 2003, CICA Handbook Section 3870 was amended to provide three different transitional provisions which allow for the adoption of fair value based accounting for stock options issued to both employees and non-employees. The Company has elected the prospective method of adoption effective for the year ended June 30, 2004. In accordance with CICA 3870, the Company has recorded stock-based compensation expense for all options granted on or after July 1, 2003. In addition, pro forma stock-based compensation expense is presented for all grants issued during the year ended June 30, 2003.

FINANCIAL INSTRUMENTS

The carrying values of the Company's financial instruments approximate their fair values due to the short-term to maturity of the various instruments.

The Company is exposed to market, credit and interest rate risk on its investment portfolio. The Company limits its risk by investing only in liquid, investment grade securities and by limiting exposure to any one entity or group of related entities. The fair value of investments, mostly interest bearing, as well as investment income desired from the investment portfolio, will fluctuate with changes in the prevailing interest rates.

Financial instruments that potentially subject the Company to concentrations of credit risk consist primarily of trade accounts receivable. The Company performs periodic credit evaluations of the financial condition of its customers and typically does not require collateral from them. Allowances are maintained for potential credit losses consistent with the credit risk of specific customers, historical trends and other information. Credit losses have been within management's range of expectations.

LIQUIDITY AND CAPITAL RESOURCES

The Company's consolidated balance sheets as at June 30, 2004 and 2003 are summarized as follows:

Consolidated Balance Sheets

(In millions of dollars)	**2004**	**2003**	**2002**
Current assets of continuing operations	$ 60.0	$ 6.9	$ 13.6
Less: Current liabilities of continuing operations	(5.1)	(16.3)	(9.9)
Working capital (deficiency) of continuing operations	54.9	(9.4)	3.7
Current liabilities of discontinued operations	(1.0)	(2.5)	(4.0)
Working capital (deficiency)	53.9	(11.9)	(0.3)
Capital assets	2.2	2.6	3.0
Long-term investment	0.5	0.5	–
Goodwill	9.1	9.1	9.1
Intangible assets	0.4	0.5	1.9
Deferred development costs	–	0.3	0.9
	$ 66.1	**$ 1.1**	**$ 14.6**
Represented by:			
Convertible debentures	$ –	$ 2.9	$ 2.8
Non-current liabilities of discontinued operations	–	–	0.3
Non-current portion of provision for loss on sublease	–	0.1	–
	–	3.0	3.1
Shareholders' equity (deficiency)	66.1	(1.9)	11.5
	$ 66.1	**$ 1.1**	**$ 14.6**

The Company's liquidity and capital resources position improved dramatically with the closing of the $47.2 million equity financing in Q3 of fiscal 2004. Liquidity of the Company is expected to be sustained principally through cash provided by operations, with short-term deposits and highly liquid cash-equivalent instruments available to provide additional sources of cash. The Company is no longer dependant on Analogic Corporation's generous financial support and no longer dependant on a bank line of credit to fund working capital.

During the year, the Company eliminated its long-term debt through conversion of the Convertible Debentures to equity and eliminated bank indebtedness that stood at $9.5 million on June 30, 2003. The letter of credit issued by Analogic to NBC that guaranteed the Company's operating line, was cancelled. The security agreement between Analogic and NBC was also terminated, removing any and all obligations and rights of Analogic in financial support of the Company.

As of June 30, 2004, the Company held current assets from continuing operations of $60.0 million, which was principally comprised of cash and cash equivalents of $40.5 million, liquid short-term investments of $10.9 million, accounts receivable of $7.5 million, inventory of $0.3 million and prepaid expenses and other assets of $0.9 million. Through a combination of the equity financing and profitable, cash-flow positive operations, working capital has improved by $65.8 million from June 30, 2003 reflecting an increase in working capital from continuing operations of $64.3 million and a reduction in current liabilities of discontinued operations of $1.5 million.

The improvement in working capital from continuing operations of $64.3 million is due primarily to cash and short-term investments of $51.4, increased accounts receivable of $1.9 million, reduction in bank indebtedness of $9.5 million, reduction in accounts payable and accruals of $2.1 million and increase in deferred revenue of $0.3 million. The increase in cash and short-term investments and reduction of bank indebtedness is a result of the financing during Q3 of fiscal 2004 and continuing positive cash flows from operations. The increased accounts receivable reflect delay in processing and receipt of a withholding tax refund of $1.4 million from the German tax authorities. There are no collectibility or billing problems with customers or classes of customers, other than as provided in the financial statements. There were no significant changes in credit terms during the fiscal year 2004.

The decline in current liabilities from discontinued operations of $1.5 million reflects primarily payments of $0.4 million made to Zeiss towards settlement of the cash liability and provision of services and licenses of $1.0 million towards settlement of the non-cash liability under the terms of the settlement agreement as described below.

Continuing operating activities generated cash of $13.0 million in fiscal 2004, an improvement of $14.4 million, compared to $1.4 million of cash used in fiscal 2003. The improvement in cash generated from operating activities in fiscal 2004 resulted mainly from $17.6 million of cash generated from operations before changes in working capital, reduced by increased working capital requirements of $4.6 million. The $1.4 million in cash usage in fiscal 2003 reflects cash used in operations before changes in working capital of $8.2 million offset by a $6.8 million decreased working capital requirements.

Investing activities consumed cash of $11.9 million in fiscal 2004 compared to cash used of $1.2 million in fiscal 2003. The net cash outflow from investing activities during fiscal 2004 was primarily a result of the purchase of highly liquid short-term investments of $10.9 million and capital asset purchases and additions to intangible assets of $1.0 million. Capital asset additions represent mainly equipment purchases of $0.7 million and $0.1 million of software purchases.

Financing activities for fiscal 2004 generated cash of $39.8 million compared to $4.6 million in fiscal 2003. The cash generated from financing activities in fiscal 2004 reflects the cash inflow of $47.2 million from the equity financing completed in the current year, $2.1 million from issue of shares on exercise of employee stock options and $0.1 million from issue of shares on exercise of warrants.

The Company continues to have a line of credit of $14,000 which is due for renewal on October 31, 2004. The Company and NBC are currently in discussions to revise the borrowing facility to reflect the Company's substantially improved financial position and the removal of the Analogic letter of credit, which may result in an increase or reduction of the borrowing capacity under a new operating facility.

As of June 30, 2004, the Company's principal sources of liquidity consisted of cash and short-term investments of $51.4 million, accounts receivable of $7.5 million, a bank credit facility of $14.0 million, and ongoing future operating cash flows. The Company's cash requirements in the short-term relates to the ongoing funding of its operations and management believes the results of the above will provide sufficient operating cash flows to meet the Company's cash requirements during fiscal 2005.

The Company intends to use the cash resources available to finance any future working capital needs that cannot be met through cash provided from operations and to finance any future strategic acquisitions or partnerships that support the Company's growth objectives. The timing and amount of actual expenditures will be based on many factors, including finding the right partners, ongoing cash flows and the growth of the Company's business. In the interim, the Company intends to invest the funds in short-term, investment grade, interest bearing securities, in government securities or in bank accounts.

The current liabilities of discontinued operations as at June 30, 2004 of $1.0 million include amounts due to Zeiss in connection with the Company's acquisition of Zeiss' interest in SNS. On December 28, 2001, the Company announced that it had reached a settlement agreement with Zeiss. The agreement, which offset the receivables owed from Zeiss against amounts owed to Zeiss and reduced the Company's net liabilities to Zeiss, provided for a cash settlement of US$1.5 million to Zeiss, paid out over 18 months commencing April 30, 2002, and for the Company to provide US$1.5 million of software licenses and engineering services to Zeiss at no charge. As of June 30, 2004 the Company had paid all of the US$1.5 million cash portion of the liability and provided $1.0 of services and licenses of towards settlement of the US$ 1.5 million non-cash liability. As detailed in note 14 to the audited Consolidated Financial Statements, during the current fiscal year, Zeiss also exercised into common shares, all of the 363,636 warrants on which the Company had provided price protection.

MANAGEMENT'S RESPONSIBILITY FOR FINANCIAL STATEMENTS

The accompanying consolidated financial statements of Cedara Software Corp. and the information contained in this annual report are the responsibility of management and have been approved by the Board of Directors.

The financial statements have been prepared by management in accordance with accounting principles generally accepted in Canada and using accounting policies and methods considered to be the most appropriate in the circumstances. Significant accounting policies are described in note 1 to the consolidated financial statements. In the preparation of these financial statements management has made estimates and judgments, which are believed to be reasonably determined and appropriate. Management is also responsible to ensure that the financial information presented throughout the annual report is consistent with the financial statements.

In order to fulfill its responsibilities, management develops and maintains systems of internal accounting and administrative controls which are designed to provide reasonable assurance that the financial information is relevant and reliable and that the Company's assets are appropriately accounted for and adequately safeguarded.

The Board of Directors is responsible for overseeing management in the performance of its financial reporting responsibilities and is ultimately responsible for reviewing and approving the financial statements and related financial information in the annual report. The board carries out this responsibility principally through its appointed Audit Committee. The Committee meets periodically with management, as well as with the external auditors, to discuss internal controls over financial reporting, auditing matters and financial reporting issues and reports to the board prior to the board's approval of the financial statements and annual report. The Committee also recommends the engagement and reappointment of the external auditors for review by the board and approval of the Company's shareholders at its annual meeting. KPMG LLP has full and free access to the Audit Committee.

KPMG LLP, independent Chartered Accountants have performed an independent audit of the consolidated financial statements in accordance with Canadian generally accepted auditing standards, and their report to the shareholders is included in this annual report.

Abe Schwartz
President and Chief Executive Officer

Brian Pedlar
Chief Financial Officer

AUDITORS' REPORT TO THE SHAREHOLDERS

We have audited the consolidated balance sheets of Cedara Software Corp. as at June 30, 2004 and 2003 and the consolidated statements of operations, shareholders' equity (deficiency) and cash flows for each of the years in the three-year period ended June 30, 2004. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with Canadian generally accepted auditing standards. Those standards require that we plan and perform an audit to obtain reasonable assurance whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation.

In our opinion, these consolidated financial statements present fairly, in all material respects, the financial position of the Company as at June 30, 2004 and 2003 and the results of its operations and its cash flows for each of the years in the three-year period ended June 30, 2004 in accordance with Canadian generally accepted accounting principles.

KPMG LLP

Chartered Accountants

Toronto, Canada

August 13, 2004

CEDARA SOFTWARE CORP.

Consolidated Balance Sheets
(In thousands of Canadian dollars)

	June 30	
	2004	2003
Assets		
Current assets:		
Cash and cash equivalents	$ 40,510	$ –
Short-term investments	10,902	–
Accounts receivable	7,449	5,551
Inventory (note 7)	268	472
Prepaid expenses and other assets	881	876
	60,010	6,899
Capital assets (note 8)	2,201	2,568
Long-term investment (note 2)	510	472
Goodwill (note 12)	9,053	9,053
Intangible assets (notes 11 and 12)	373	542
Deferred development costs (note 10)	–	335
	$ 72,147	$ 19,869
Liabilities and Shareholders' Equity (Deficiency)		
Current liabilities:		
Bank indebtedness (note 4)	$ –	$ 9,493
Accounts payable and accrued liabilities	4,207	6,278
Deferred revenue	861	532
Current liabilities of discontinued operations (note 6)	986	2,460
	6,054	18,763
Convertible subordinated debentures (note 5)	–	2,851
Non-current portion of provision for loss on sublease	44	108
Shareholders' equity (deficiency):		
Capital stock (note 13)	161,536	106,328
Contributed surplus	388	–
Warrants (note 14)	–	3,260
Deficit	(95,875)	(111,441)
	66,049	(1,853)
Commitments (note 19)		
Subsequent event (note 1(a))		
	$ 72,147	$ 19,869

See accompanying notes to consolidated financial statements

On behalf of the Board

Peter J. Cooper
Director
September 9, 2004

Abe Schwartz
Director

CEDARA SOFTWARE CORP.

Consolidated Statements of Operations
(In thousands of Canadian dollars, except per share amounts)

	Year ended June 30		
	2004	2003	2002
Revenue	$ 50,386	$ 30,148	$ 45,497
Direct costs	11,356	11,081	11,279
Gross margin	39,030	19,067	34,218
Expenses:			
Research and development	8,599	9,400	12,097
Sales and marketing	5,075	4,124	5,045
General and administration	7,258	8,169	10,337
Severance costs	206	2,332	911
Other charges (income) (note 15)	(43)	2,822	2,136
Lease exit costs (note 16)	–	561	–
Amortization of intangible assets	235	1,461	1,753
Depreciation and amortization	1,577	2,376	3,786
	22,907	31,245	36,065
Income (loss) before interest expense	16,123	(12,178)	(1,847)
Interest expense, net	(557)	(1,134)	(1,704)
Income (loss) from continuing operations	15,566	(13,312)	(3,551)
Income from discontinued operations (note 6)	–	–	5,002
Net income (loss)	$ 15,566	$ (13,312)	$ 1,451
Earnings (loss) per share from continuing operations (note 13(c)):			
Basic	$ 0.59	$ (0.55)	$ (0.17)
Diluted	$ 0.54	$ (0.55)	$ (0.17)
Earnings (loss) per share (note 13(c)):			
Basic	$ 0.59	$ (0.55)	$ 0.07
Diluted	$ 0.54	$ (0.55)	$ 0.07

See accompanying notes to consolidated financial statements

CEDARA SOFTWARE CORP.

Consolidated Statements of Shareholders' Equity (Deficiency)
(In thousands of Canadian dollars)

	Common Shares		Warrants		Contributed		Total
	Number	Amount	Number	Amount	Surplus	Deficit	shareholders' equity (deficiency)
Balance, June 30, 2001	16,997,994	$ 87,315	605,636	$ 3,260	$ –	$ (99,580)	$ (9,005)
Net income for the year	–	–	–	–	–	1,451	1,451
Issue of shares on Analogic financing (note 3)	4,000,000	11,843	–	–	–	–	11,843
Issue of shares on exercise of stock options	87,500	186	–	–	–	–	186
Issue of shares under Analogic Pre-emptive Rights agreement (note 3)	580,461	1,366	–	–	–	–	1,366
Share issue costs (note 3)	–	(600)	–	–	–	–	(600)
Shares issued in payment of financing fees (note 3)	266,666	600	–	–	–	–	600
Issue of shares on Cerner financing	200,000	238	–	–	–	–	238
Compensation shares issued	25,000	–	–	–	–	–	–
Issue of shares on settlement of promissory notes	2,000,000	5,000	–	–	–	–	5,000
Equity portion of convertible subordinated debentures (note 5)	–	380	–	–	–	–	380
Balance, June 30, 2002	24,157,621	$106,328	605,636	$ 3,260	–	$ (98,129)	$ 11,459
Net loss for the year	–	–	–	–	–	(13,312)	(13,312)
Balance, June 30, 2003	24,157,621	$106,328	605,636	$ 3,260	–	$(111,441)	$ (1,853)
Net income for the year	–	–	–	–	–	15,566	15,566
Issue of shares on exercise of stock options	709,890	2,056	–	–	–	–	2,056
Stock-based compensation expense	–	–	–	–	128	–	128
Reclass of expired warrants (note 14)	–	–	(200,000)	(155)	155	–	–
Issue of shares on exercise of warrants (note 14)	405,636	3,105	(405,636)	(3,105)	105	–	105
Issue of shares on conversion of convertible subordinated debentures (note 5)	1,267,120	2,887	–	–	–	–	2,887
Issue of shares on equity financing (note 13b)	5,000,000	50,000	–	–	–	–	50,000
Share issue costs (note 13b)	–	(2,840)	–	–	–	–	(2,840)
Balance, June 30, 2004	31,540,267	$ 161,536	–	–	$ 388	$ (95,875)	$ 66,049

See accompanying notes to consolidated financial statements.

CEDARA SOFTWARE CORP.

Consolidated Statements of Cash Flows
(In thousands of Canadian dollars)

	Year ended June 30		
	2004	2003	2002
Cash provided by (used in):			
Operating activities:			
Net income (loss) from continuing operations	$ 15,566	$ (13,312)	$ (3,551)
Items not involving cash:			
Depreciation and amortization	1,812	3,837	5,539
Accretion of interest (note 5)	36	63	–
Stock-based compensation charges	128	–	–
Lease exit costs	–	561	–
Write down of loans receivable	–	–	888
Other	91	669	42
	17,633	(8,182)	2,918
Change in non-cash operating working capital:			
Accounts receivable	(3,054)	4,951	(2,238)
Inventory	204	1	240
Prepaid expenses and other assets	(5)	36	184
Accounts payable and accrued liabilities	(2,130)	2,162	(4,624)
Deferred revenue	329	(358)	150
	(4,656)	6,792	(6,288)
	12,977	(1,390)	(3,370)
Investing activities:			
Decrease (increase) in restricted cash	–	226	(226)
Additions to intangible assets	(115)	(111)	(150)
Additions to capital assets	(896)	(1,351)	(108)
Decrease (increase) in short-term investments	(10,902)	–	3,000
	(11,913)	(1,236)	2,516
Financing activities:			
Increase (decrease) in bank indebtedness	(9,493)	4,558	(6,157)
Issue of shares on equity financing	47,160	–	13,447
Issue of shares on exercise of stock options	2,056	–	186
Issue of shares on exercise of warrants	105	–	–
Decrease in note payable	–	–	(8,300)
Issue of convertible debenture	–	–	1,068
	39,828	4,558	244
Change in cash and cash equivalents from continuing operations	40,892	1,932	(610)
Change in cash and cash equivalents from discontinued operations (note 6)	(382)	(1,932)	610
Cash and cash equivalents beginning of year	–	–	–
Cash and cash equivalents, end of year	$ 40,510	$ –	$ –

See accompanying notes to consolidated financial statements.

CEDARA SOFTWARE CORP.

Consolidated Statements of Cash Flows
(In thousands of Canadian dollars)

	Year ended June 30		
	2004	2003	2002
Supplemental cash flow information			
Cash paid for:			
Interest	$ 766	$ 1,068	$ 1,714
Taxes	$ 15	$ 9	$ 33
Cash received for:			
Interest	$ 211	$ 9	$ 8
Non-cash financing activities:			
Issue of shares on exercise of warrants	$ 3,000	$ –	$ –
Issue of shares on conversion of convertible subordinated debentures	$ 2,887	$ –	$ –
Issue of shares in settlement of promissory notes	$ –	$ –	$ 5,000
Issue of shares as payment for financing fees	$ –	$ –	$ 600
Issue of convertible debentures in settlement of promissory notes	$ –	$ –	$ 2,100
Non-cash investing activities:			
Receipt of shares on payment of accounts receivable	$ 38	$ 472	$ –
Transfer of equipment from inventory to capital assets	$ –	$ 244	$ –

Established in 1982, Cedara Software Corp., is a leading independent provider of medical technologies used worldwide by key medical device manufacturers, healthcare information technology companies, hospitals, imaging centres, and medical clinics.

Many of Cedara's innovative medical technologies are sold through major healthcare device manufacturers and information technology providers, including GE, Siemens, Philips, Toshiba, Hitachi and Cerner.

Through the years Cedara's software has been deployed in thousands of hospitals and clinics worldwide, including prestigious facilities such as Johns Hopkins University School of Medicine; Shands Hospital, University of Florida; University of California, Los Angeles (UCLA); Lund University in Sweden; and University Hospital of Geneva, Switzerland.

Cedara is unique in that its advanced medical imaging technologies are used in all aspects of clinical workflow including:

- The operator consoles of many medical imaging devices
- Picture Archiving and Communications Systems (PACS)
- Sophisticated clinical applications that further analyze and manipulate images
- The use of imaging in computer-assisted therapy

Cedara is also unique in another way: it has expertise and technologies that span all the major digital imaging modalities and related subspecialties, including magnetic resonance imaging (MRI), computed tomography (CT), positron emission tomography (PET), nuclear medicine, digital X-ray, ultrasound, mammography, cardiology, angiography, and fluoroscopy.

The Company generates revenue in three ways:

- by developing and licensing its software technology and products;
- through development of custom software for healthcare equipment manufacturers; and
- through service and support provided to its customers.

1. Significant accounting policies:

The Company's principal accounting policies are in accordance with generally accepted accounting principles ("GAAP") in Canada and, except as discussed in note 22 to the consolidated financial statements, are also, in all material respects, in accordance with accounting practices generally accepted in the United States.

(a) Principles of consolidation:

The financial statements of entities controlled by the Company are consolidated and all significant inter-company transactions and balances have been eliminated. All of the Company's subsidiaries are wholly-owned and are considered to be fully integrated operations.

Effective July 1, 2002, the Company amalgamated with Dicomit Dicom Information Technologies Corp. ("Dicomit"), a wholly-owned subsidiary. Effective July 1, 2004, the Company amalgamated with the SNS Surgical Navigation Specialists Inc. ("SNS"), a wholly-owned subsidiary.

(b) Cash and cash equivalents:

Cash and cash equivalents consist of balances with banks and liquid short-term investments with maturities of three months or less at the date of acquisition and are carried on the balance sheet at amortized cost plus accrued interest.

(c) Short-term investments:

Short-term investments consist of liquid investments with maturities of between three months and one year at the date of acquisition, and are available for sale investments that are carried on the balance sheet at amortized cost plus accrued interest.

(d) Inventory:

Inventory consists of parts and components, work-in-process and finished goods. Parts and components are carried at the lower of average cost and replacement cost. Work-in-process and finished goods are carried at the lower of average cost and net realizable value.

(e) Capital assets:

Capital assets are recorded at cost. Depreciation is provided on a straight-line basis over the assets' estimated useful lives using the following annual rates:

Furniture and fixtures	20%
Equipment	20% – 50%
Software	33% – 50%
Leasehold improvements	Lease term

(f) Long-term investment:

Investment in the securities of a private company over which the Company does not exert significant influence is accounted for using the cost method. The Company monitors this investment for indicators other than temporary impairment and takes a charge to the statement of operations when appropriate.

(g) Goodwill:

Goodwill is tested for impairment annually or more frequently if events or changes in circumstances indicate that the asset might be impaired. The impairment test is carried out in two steps. In the first step, the carrying amount of the reporting unit is compared with its fair value. When the fair value of a reporting unit exceeds its carrying amount, goodwill of the reporting unit is considered not to have been impaired and the second step of the impairment test becomes unnecessary. The second step is carried out when the carrying amount of a reporting unit exceeds its fair value, in which case the implied fair value of the reporting unit's goodwill is compared with its carrying amount to measure the amount of the impairment loss, if any. The implied fair value of goodwill is determined in the same manner as the value of goodwill is determined in a business combination, using the fair value of the reporting unit as if it was the purchase price. When the carrying amount of reporting unit goodwill exceeds the implied fair value of the goodwill, an impairment loss is recognized in an amount equal to the excess and is presented as a separate line item in the statement of operations before discontinued operations.

The determination of impairment requires that management make estimates and exercise judgment in evaluating the fair value of goodwill. In order to do this it is necessary to identify the reporting unit associated with the goodwill and to assess the value of the goodwill in the context of that reporting unit. It has been determined that the Company consists of a single reporting unit. As a result, goodwill is tested for impairment at a corporate level. The Company uses the quoted market price of its shares as a basis for fair value measurement.

(h) Intangible assets:

Intangible assets comprise core technology, patents and other intellectual property. Core technology and other intellectual property are amortized over periods ranging from three to five years. Patents, included in other intangible assets, are amortized over their estimated useful lives of 10 years. The amortization methods and estimated useful lives are reviewed annually.

(i) Revenue recognition:

The Company's revenues are derived from software license fees, engineering services, hardware sales and service revenues, which include customer support, product upgrades, installation and training. Fees for services are billed separately from licenses of the Company's products. The Company recognizes revenue in accordance with Canadian GAAP which, in the Company's circumstances, is not materially different from the amounts that would be determined under the provisions of the American Institute of Certified Public Accountants Statement of Position No. 97-2, "Software Revenue Recognition", as amended by Statement of Position 98-9, "Modification of SOP 97-2, Software Revenue Recognition, With Respect to Certain Transactions", for all transactions involving the sale of software products and hardware transactions where the software is not incidental. For hardware transactions where software is incidental, and hardware transactions where no software is involved, the Company considers the provisions of Staff Accounting Bulletin 101, "Revenue Recognition", in determining the appropriate accounting treatment.

The Company recognizes revenue from the sale of software licenses when persuasive evidence of an arrangement exists, the product has been delivered, collection of the resulting receivable is reasonably assured and the fee is fixed and determinable. The Company relies on contracts and purchase orders as evidence of an arrangement. Generally, delivery is completed when a master copy of the software is shipped to the customer. Management assesses collection based on a number of factors, including past transaction history with the customer and the credit-worthiness of the customer. The Company generally does not request collateral from customers. If the Company determines that collection of a fee is not reasonably assured, it defers the fee and recognizes revenue at the time collection becomes reasonably assured. The Company assesses whether the fee is fixed and determinable at the outset of the arrangement based on the payment terms associated with the transaction.

Certain software arrangements can include multiple elements, where the Company is required to determine the fair value of each element in assessing whether the fee is fixed and determinable. The elements which may be included in the Company's software arrangements might comprise product licenses, maintenance and support, as well as training, implementation and engineering services. The Company limits its assessment of vendor specific objective evidence of fair value ("VSOE") for each element to the price charged when the same element is sold separately. If VSOE of all undelivered elements exists but evidence does not exist for VSOE of one or more delivered elements, then revenue is recognized using the residual method.

Under the residual method, the Company establishes VSOE for undelivered maintenance and support based on contract specified renewal rates. Accordingly, if all other revenue recognition criteria are met, revenue from licenses is recognized upon delivery using the residual method in accordance with SOP 98-9 and maintenance and support revenue is recognized ratably over the term of the maintenance period.

The Company's software products are fully functional upon delivery and implementation and do not require significant modification or alteration.

The Company provides services under time-and-material or fixed-price contracts that historically are longer than one year in duration. Under time-and-material and fixed-price contracts, where costs are generally incurred in proportion with contracted billing schedules, revenue is recognized when the customer may be billed. This method is expected to result in reasonably consistent profit margins over the contract term. For certain fixed-price contracts, the Company follows percentage-of-completion accounting, when reasonably dependable estimates of revenue and expenses can be made.

Revenues related to ongoing customer support and product upgrades are recognized on a straight-line basis over the life of the contract, which is typically 12 months, or when the services are performed. Product license fees and support and upgrades revenues that have been prepaid but do not yet qualify for recognition under the Company's revenue recognition policy are reflected as deferred revenue on the Company's consolidated balance sheet.

Application of the revenue recognition rules associated with software revenue and engineering services involves judgment in determining whether individual transactions meet the revenue recognition rules.

(j) Impairment of long-lived assets:

The Company reviews long-lived assets for impairment on a regular basis or whenever events or changes in circumstances indicate that the carrying amount of an asset may not be recoverable. Recoverability of capital assets is measured by comparison of their carrying amount with the undiscounted projected future net cash flows the long-lived assets are expected to generate. If the carrying value exceeds the estimated amount recoverable, a write down equal to the excess of the carrying value over the asset's fair value is charged to the consolidated statement of operations.

The Company assesses the recoverability of intangible assets with finite lives by determining whether the carrying amounts can be recovered through undiscounted projected future net cash flows. The amount of impairment, if any, is measured based on undiscounted projected future net cash flows relative to the carrying amount of the asset.

(k) Research and development costs:

Research costs are expensed as incurred. Development costs incurred prior to the establishment of the technological and financial feasibility of a project are expensed as incurred.

Development costs may be capitalized when the technological and financial feasibility of a project is established. These costs are subsequently amortized using the straight-line method over the related product's estimated economic life being typically three years.

(l) Foreign currency translation:

The Company records foreign currency transactions at the Canadian dollar equivalent at the date of the transaction, and translates foreign currency monetary assets and liabilities at exchange rates in effect at the balance sheet date. Exchange gains and losses are included in the statement of operations.

(In thousands of Canadian dollars, except per share amounts)

(m) Income taxes:

The liability method of tax allocation is used to account for income taxes. Future tax assets and liabilities are recognized for the future tax consequences attributable to differences between the financial statement carrying amounts of existing assets and liabilities and their respective tax bases. Future tax assets and liabilities are measured using enacted or substantively enacted tax rates expected to apply to taxable income in the years in which those temporary differences are expected to be recovered or settled. A valuation allowance is recorded against any future income tax asset if it is not more likely than not that the asset will be realized. Income tax expense or benefit is the sum of the Company's provision for current income taxes and the difference between opening and ending balances of future income tax assets and liabilities.

(n) Stock options:

The Company issues stock options under the terms of its stock option plan. No compensation expense was recognized up to June 30, 2003. In November 2003, CICA Handbook Section 3870 was amended to provide three different transitional provisions which allow for the adoption of fair value based accounting for stock options for both employees and non-employees. The Company has elected the prospective method of adoption effective for the year ended June 30, 2004. In accordance with CICA 3870, the Company has recorded stock-based compensation expense for all options granted on or after July 1, 2003. In addition, pro forma stock-based compensation expense is presented for all grants issued during the year ended June 30, 2003. Options are granted at an exercise price equal to the quoted market value of the shares at the time of granting of such options. Any consideration paid by employees on exercise of stock options is credited to share capital. If stock options are repurchased from employees, any excess of the consideration paid over the carrying amount of the stock or stock option cancelled is charged to retained earnings (deficit).

(o) Share purchase loans:

Effective July 1, 2003, the Company adopted the new recommendations of CICA Abstract EIC-132 on share purchase loans. The EIC requires reclassification of share purchase loans as deductions from shareholders' equity and exclusion of any common shares secured against these loans, from the outstanding number of shares for the purposes of calculating basic earnings per share. As a result of this adoption, there is no material impact on the basic or diluted earnings per share for the year ended June 30, 2004.

(p) Earnings per share:

Basic earnings per share is calculated using the weighted average number of shares outstanding during the year.

The treasury stock method is used to calculate diluted earnings per share. Under the treasury stock method, it is assumed that potential proceeds from the exercise of dilutive stock options and warrants would be used to purchase the Company's common shares at the average market price during the period, and the computed incremental number of stock options and warrants are included in the denominator of the diluted earnings per share computation.

(q) Measurement uncertainty:

The preparation of the Company's consolidated financial statements in accordance with Canadian GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent liabilities as at the dates of the consolidated

(In thousands of Canadian dollars, except per share amounts)

financial statements and the reported amounts of revenues and expenses during the reporting periods. Significant areas requiring the use of management estimates include the determination of allowance for doubtful accounts, provisions for excess and obsolete inventory, fair values of assets acquired and liabilities assumed in business combinations, amortization expense, implied fair value of goodwill, realization of future tax assets and the related components of the valuation allowance, other provisions and the fair values of financial instruments. Actual results could differ from these estimates.

2. Long-term investment:

The long-term investment represents a non-controlling minority position in a private company and is being carried at cost.

3. Transactions with Analogic Corporation:

On September 28, 2001, the Company completed a private placement of 4,000,000 common shares to Analogic Corporation ("Analogic") at $2.96 per share for proceeds of $11,843. As a result of the transaction, Analogic held approximately 19.0% of the issued and outstanding common shares of the Company after giving effect to its investment. As part of the investment, Analogic guaranteed the Company's bank operating facility by way of a letter of credit issued to National Bank of Canada ("NBC"). The Company and Analogic also agreed Analogic would nominate two directors to the Company's then seven-person Board of Directors. In connection with this investment, Analogic received pre-emptive rights to allow it to maintain its percentage ownership in the Company in the event of future issuance of the Company's common shares, subject to regulatory approval. Analogic is a leading designer and manufacturer of advanced health and security systems and subsystems sold to Original Equipment Manufacturers, with a healthcare customer base that largely overlaps the Company's. In addition, the Company also issued 266,666 shares valued at $2.25 per share, based on the market price of the Company's shares at that time. The shares were issued as compensation in lieu of financing fees to a third party as a result of the Analogic investment, which was accounted for as share issue costs.

The use of proceeds from this financing included repayment of $4,700 of notes payable issued in connection with the acquisition of Dicomit on May 26, 2000 and the repayment of the remaining bank indebtedness of approximately $3,400, which was outstanding as of September 28, 2001. The remaining proceeds were used to fund general working capital needs.

On December 14, 2001, the Company issued a US$1,000 short-term promissory note to Analogic, which was repaid January 23, 2002. The note was interest-bearing at United States prime rate.

On May 3, 2002, the Company completed a private placement of 580,461 common shares to Analogic at $2.35 per share for net proceeds of $1,366, pursuant to the exercise of their pre-emptive rights agreement.

On October 18, 2002, the Company issued a US$0.65 million short-term promissory note bearing interest at United States prime rate to Analogic, which was repaid on January 16, 2003.

During fiscal 2004, the Company incurred approximately $1.5 million of direct costs in anticipation of entering into contractual arrangements with Analogic.

4. Bank indebtedness:

The Company has an operating line of credit of $14,000 bearing interest at prime plus ½%. The operating line is secured by a general security agreement granting a first security interest in all of the

(In thousands of Canadian dollars, except per share amounts)

Company's present and after-acquired property to NBC. On closing of the equity financing described in note 13(b), the Company repaid all the amounts outstanding under the bank operating line.

Also, subsequent to the equity financing, the letter of credit issued by Analogic to NBC which guaranteed the Company's operating line, was cancelled, along with the security agreement between Analogic and NBC. The current operating line of $14,000 is due for renewal on October 31, 2004. However, the Company and NBC are in discussions to revise the borrowing facility to reflect the Company's substantially improved financial position and the removal of the Analogic letter of credit, which may result in an increase or reduction of the borrowing capacity under a new operating facility.

5. Convertible subordinated debentures:

During December 2003, debenture holders representing $1,000 of the total of $3,168 outstanding 5% unsecured subordinated convertible debentures (the "Convertible Debentures") elected, in accordance with the terms of the Convertible Debentures, to convert their holdings into common shares of the Company at $2.50 per share. This resulted in the issuance of 400,000 common shares of the Company. Effective January 15, 2004, the Company exercised its right, in accordance with the terms of the Convertible Debentures, to require the conversion of the remaining principal sum of $2,168 into common shares of the Company at $2.50 per share. This resulted in the issuance of 867,120 common shares of the Company. As a result of these conversions, the carrying value of the Convertible Debentures and the related holder conversion option was transferred to share capital and no Convertible Debentures of the Company remain outstanding.

6. Discontinued operations:

On June 29, 2001 the Board of Directors of the Company adopted a formal plan to dispose of its Surgical Navigation business segment, which included the disposal of its wholly-owned subsidiary Surgical Navigation Specialists Inc. ("SNS") and its subsidiaries. As a result, the Surgical Navigation business segment is presented as discontinued operations in these consolidated financial statements.

On August 14, 2001, SNS obtained an order for protection under the Companies' Creditors Arrangement Act ("CCAA"). The effect of the order was to stay the current obligations of SNS to creditors. On April 17, 2002, the Ontario Superior Court of Justice approved SNS' Plan of Arrangement. The liabilities of SNS have since been settled and a final distribution to the creditors of SNS has been made by the court appointed monitor.

Effective July 1, 2004, Cedara amalgamated with SNS. The amalgamated Company adopted the name, articles and bylaws of Cedara.

The following summarizes the balance sheet, statement of operations and statement of cash flows information for the Company's discontinued operations:

Balance Sheet	June 30, 2004	June 30, 2003
Current liabilities	$ 986	$ 2,460
Net liabilities of discontinued operations	$ 986	$ 2,460

The Company was obligated to pay US$1,500 over 18 months commencing April 2002 and ending in September 2003, and to provide US$1,500 in software licenses and/or services to Carl Zeiss Inc. ("Zeiss") during the period December 10, 2001 to December 1, 2004 in settlement of discontinued operations liabilities. At September 30, 2003, the Company had fully paid out the liability of US$1,500

(In thousands of Canadian dollars, except per share amounts)

payable in cash. During the year ended June 30, 2004, the Company provided services of $866 and licenses of $177 in partial settlement of the remaining non-cash liabilities (services and licenses provided during year ended June 30, 2003 – Nil).

Included in current liabilities at June 30, 2004, is the Company's remaining obligation to Zeiss, as noted above, of $957 (June 30, 2003 - $2,460).

	Year ended June 30		
Statement of Operations	2004	2003	2002
Revenue	$ –	$ –	$ 499
Income from operations	–	–	–
Gain on disposition of discontinued operations	–	–	5,002
Income from discontinued operations	$ –	$ –	$ 5,002
Earnings per share from discontinued operations:			
Basic	$ –	$ –	$ 0.24
Diluted	$ –	$ –	$ 0.24

	Year ended June 30		
Statement of Cash Flows	2004	2003	2002
Operating activities	$ (382)	$ (1,932)	$ 610
Investing activities	–	–	–
Financing activities	–	–	–
Cash provided by (used in) discontinued operations	$ (382)	$ (1,932)	$ 610

7. **Inventory:**

	June 30, 2004	June 30, 2003
Finished goods	$ 7	$ 13
Parts and components	217	343
Work-in-process	44	116
	$ 268	$ 472

8. **Capital assets:**

	June 30, 2004	June 30, 2003
Cost		
Furniture and fixtures	$ 221	$ 219
Equipment	3,573	3,869
Software	4,533	4,419
Leasehold improvements	5,988	5,985
	14,315	14,492
Accumulated depreciation		
Furniture and fixtures	207	184
Equipment	2,697	3,122
Software	4,259	3,962
Leasehold improvements	4,951	4,656
	12,114	11,924
Net book value	$ 2,201	$ 2,568

(In thousands of Canadian dollars, except per share amounts)

9. Other assets:

	June 30, 2004	June 30, 2003
Share purchase loans to employees and former officers	$ 744	$ 1,791
Other loan to former officer	–	50
	744	1,841
Less provision for loan impairment	(744)	(1,841)
	$ –	$ –

The share purchase loans are non-interest bearing and unsecured. During the year ended June 30, 2002, the Company increased the provision for loan impairment resulting in a charge to operations of $888. During the year ended June 30, 2004, previously provided against loans amounting to $1,080 were repaid by former employees and officers (year ended June 30, 2003 - $103).

10. Deferred development costs:

	June 30, 2004	June 30, 2003
Deferred development costs	$ 2,102	$ 2,102
Less accumulated amortization	2,102	1,767
	$ –	$ 335

Deferred development costs relate to the costs of producing product masters for the porting of the Company's Imaging Applications Platform ("IAP") product from Unix to Microsoft Windows and the componentization of IAP source code. The Company commenced capitalization of these costs once technological feasibility had been established which, in the Company's circumstances, was based on the creation of a working model. The capitalization of the costs ceased when the product masters for these products were available for general release to customers. These costs have been amortized on a straight-line basis over the economic life of the software, which was determined to be approximately three years in each case.

11. Intangible assets:

	June 30, 2004	June 30, 2003
Cost		
Core ultrasound technology	$ 3,900	$ 3,900
Other acquired technology	684	684
Other intangible assets	558	611
	5,142	5,195
Accumulated amortization		
Core ultrasound technology	3,900	3,900
Other acquired technology	684	589
Other intangible assets	185	164
	4,769	4,653
Net book value	$ 373	$ 542

(In thousands of Canadian dollars, except per share amounts)

12. Goodwill and intangible assets:

In accordance with CICA 3062, the Company ceased amortizing goodwill on July 1, 2001, and reclassified the unamortized value of the workforce acquired on the acquisition of Dicomit on May 26, 2000 (previously recorded as an intangible asset) to goodwill with a net book value of $1,217 (original cost of $1,800 and accumulated amortization to July 1, 2001 of $583). The Company has fully amortized these intangible assets as described in notes 1 and 11.

This change in accounting policy resulted in a reduction in amortization expense related to goodwill of $2,100 and a reduction in amortization expense related to intangible assets of $600 for the year ended June 30, 2002.

The Company has determined that there was no impairment of goodwill at June 30, 2004 (June 30, 2003 – Nil).

13. Capital stock:

(a) The Company has authorized an unlimited number of common shares. There were 31,540,267 common shares issued and outstanding at June 30, 2004 (June 30, 2003 – 24,157,621).

(b) On March 25, 2004, the Company completed an equity offering of 5,000,000 common shares at an offering price of $10.00 per share raising gross proceeds of $50,000. The net proceeds were $47,160, after giving effect to the underwriters' fee of $2,500 and expenses of the issue estimated at $340.

(c) Earnings per share

The weighted average number of common shares outstanding is as follows:

	Year ended June 30		
	2004	2003	2002
Weighted average number of common shares outstanding, for basic earnings per share	26,295,237	24,157,621	21,365,303
Shares held as security on share purchase loans	165,834	–	–
Incremental shares from assumed conversion of employee stock options	2,058,246	–	–
Incremental shares from assumed conversion of share purchase warrants	13,234	–	–
Dilutive effect of convertible debentures	650,956	–	–
Weighted average number of common shares outstanding, for diluted earnings per share	29,183,507	24,157,621	21,365,308

Options totaling 394,425 for 2004 (2003 – 1,856,184; 2002 – 1,641,188) that are anti-dilutive were excluded from the calculation.

(In thousands of Canadian dollars, except per share amounts)

As a result of a net loss from continuing operations for the years ended June 30, 2003 and June 30, 2002, the following potentially dilutive items have not been included in the calculation of diluted loss per share, because to do so would have been anti-dilutive;

	Year ended June 30	
	2003	2002
Incremental shares from assumed conversion of employee stock options	431,713	29,665
	431,713	29,665

(d) Stock option plan:

The Company's stock option plan was implemented to encourage ownership of the Company by directors, officers and employees of the Company. The maximum number of common shares which may be set aside for issuance under the plan is currently 4,200,000 shares, provided that the Board of Directors of the Company has the right, from time to time, to increase the number of shares available under the plan subject to the approval of the shareholders of the Company when required by law or regulatory authority.

Generally, options issued under the plan vest annually over a two to five year period. Any option granted which, for any reason, is cancelled or terminated prior to their exercise, will become available for grant under the plan. In accordance with the plan, the exercise price of options is determined by the fair value of the Company's common shares at the time the option is granted.

Options granted under the plan may be exercised during a period not exceeding seven years from the date of grant, subject to earlier termination upon the optionee ceasing to be a director, officer or employee of the Company or any of its subsidiaries, as applicable. Options issued under the plan are non-transferable.

(e) Continuity of options issued under the plan as at June 30 is as follows:

	2004		2003		2002	
	Options	Weighted Average Exercise Price	Options	Weighted Average Exercise Price	Options	Weighted Average Exercise Price
Outstanding, beginning of year	3,224,990	$2.95	2,057,438	$5.34	2,526,345	$5.81
Granted	414,000	$3.58	2,046,806	$1.32	437,500	$1.93
Exercised	(709,890)	$2.92	–	–	(87,500)	$2.13
Cancelled	(75,950)	$8.04	(879,254)	$4.74	(818,907)	$5.31
Outstanding, end of year	2,853,150	$2.92	3,224,990	$2.95	2,057,438	$5.34
Options exercisable, end of year	1,218,151	$4.24	1,309,626	$4.57	1,176,647	$6.05

(e) A summary of the balances of options issued under the plan as at June 30, 2004 is as follows:

(In thousands of Canadian dollars, except per share amounts)

	Options outstanding			Options exercisable	
Range of exercise prices	Options outstanding	Weighted average remaining contractual life	Weighted average exercise price	Options exercisable	Weighted average exercise price
$ 1.05 to $ 1.50	1,330,189	5.0 years	$ 1.06	509,816	$ 1.05
$ 1.70 to $ 2.50	628,786	3.4 years	$ 2.07	223,535	$ 2.20
$ 3.30 to $ 3.95	415,750	5.9 years	$ 3.35	34,750	$ 3.71
$ 4.50 to $ 5.90	84,000	1.9 years	$ 5.25	83,250	$ 5.26
$ 6.00 to $ 6.80	12,000	1.9 years	$ 6.20	12,000	$ 6.20
$ 7.00 to $ 9.90	382,425	2.7 years	$ 9.70	354,800	$ 9.86
$ 1.05 to $ 9.90	2,853,150	4.4 years	$ 2.92	1,218,151	$ 4.24

14. Warrants:

Effective October 1, 2000, the Company acquired from Zeiss its 20% minority interest in SNS through the issuance of $3,000 of warrants exercisable into 363,636 common shares of the Company and options to purchase SNS shares. The Company provided price protection on the value of the warrants up to US$5.50 per share commencing August 1, 2003 to July 31, 2005 to a maximum value of US$2,000 through either the issuance of shares (subject to regulatory approval) or the payment of cash at the Company's option. In May 2004, Zeiss exercised all of the warrants into 363,636 common shares of the Company.

On January 14, 2004, NBC converted warrants valued at $1.05 into 42,000 common shares of the Company at the exercise price of $2.50 per share. Additionally, a value of $155 relating to 200,000 unexercised warrants which had previously expired was transferred to contributed surplus.

15. Other charges (income):

	Year ended June 30		
	2004	2003	2002
Bad debt expense	$ 437	$ 962	$ 367
Computer and equipment operating leases	413	1,202	1,133
Stock based compensation charges	128	–	–
Provision (recovery) of employee share purchase and other loans receivable	(1,080)	(103)	888
Foreign exchange and other	59	761	(252)
	$ (43)	$ 2,822	$ 2,136

(In thousands of Canadian dollars, except per share amounts)

16. Lease exit costs:

	Year ended June 30		
	2004	2003	2002
Provision for loss on sublease	$ –	$ 307	$ –
Write down of leasehold improvements	–	254	–
	$ –	$ 561	$ –

In fiscal 2003, as part of ongoing cost reduction initiatives, the Company consolidated its operations into one leased facility and entered into a sublease agreement for the vacated premises on April 23, 2003. The Company recorded a liability for net costs that will continue to be incurred for the remaining term of the existing lease. The liability was recorded at its fair value of $307 by estimating the net present value of the future cash outflows, net of expected sublease rental income.

In addition, the Company determined that the carrying value of the leasehold improvements in the subleased premises would not be fully recoverable and recorded a charge of $254 towards the shortfall of the carrying value of the leasehold improvements over the related undiscounted future cash flows.

17. Income taxes:

The Company has earned investment tax credits ("ITCs") of $2,600, on Scientific Research & Experimental Development expenditures which will expire within the years beginning 2005 through 2006. These credits, prior to their expiry, may be applied to reduce income taxes otherwise payable.

Total income tax expense varies from the amounts that would be computed by applying the effective income tax rate to the income (loss) from continuing operations before income taxes for the years ended June 30, as follows:

	Year ended June 30		
	2004	2003	2002
Income tax expense (recovery) computed at statutory rates	$ 5,661	$ (4,674)	$ (1,433)
Adjustment to income tax recovery resulting from:			
Changes in the valuation allowance for future income tax assets	931	1,165	287
Adjustments to future tax assets and liabilities for changes in substantively enacted tax rates	(5,343)	3,356	277
Non-deductible amortization and other non-deductible items	(1,249)	153	869
Actual income tax expense (recovery)	$ –	$ –	$ –

The income tax effects of temporary differences that give rise to significant portions of future income tax assets and liabilities are as follows:

(In thousands of Canadian dollars, except per share amounts)

	June 30, 2004	June 30, 2003
Future income tax assets:		
Non-capital income tax losses carried forward and income tax credits	$ 23,334	$ 23,697
Future income tax deductions relating to accounting accruals and fixed assets	3,234	2,708
Share issue costs	986	342
	27,554	26,747
Less valuation allowance	(27,554)	(26,623)
	–	124
Future income tax liabilities:		
Intangible assets, deferred compensation and unpaid remuneration	–	(124)
Net future income tax assets	$ –	$ –

The valuation allowance at June 30, 2004 primarily represents income tax benefits of non-capital income tax losses carried forward which management has assessed as not meeting the criteria to be realized. Consequently, the benefit of the future income tax assets has not been recognized in these consolidated financial statements.

The valuation allowance increased by $931 during the year ended June 30, 2004, primarily as a result of not recognizing the benefit of current net operating losses.

In assessing the realizability of future tax assets, management considers whether it is more likely than not that some portion or all of the future tax assets will not be realized. The ultimate realization of future tax assets is dependent upon the generation of future taxable income during the periods in which those temporary differences become deductible. Management considers projected future taxable income, uncertainties related to the industry in which the Company operates and tax planning strategies in making this assessment. In order to fully realize the future tax asset, the Company will need to generate future taxable income of approximately $76,000 prior to the expiration of the net operating loss carry forwards. Based upon the level of historical taxable income and projections for future taxable income over the periods which the future tax assets are deductible, management believes that the more likely than not criteria has not been satisfied in order for the Company to realize the benefits of these deductible differences.

The Company has significant tax losses carried forward arising from the discontinued SNS business. The tax losses of the Company and other deductions amount to $63,000 and expire commencing from 2005 to 2010. The potential benefit of these losses and other deductions has not been recognized in the accounts of the Company.

18. Fair values of financial instruments:

The Company has used financial instruments, primarily forward foreign currency exchange contracts, to mitigate its exposure to fluctuations in the United States/Canadian dollar exchange rate as a result of receiving substantially all of its revenue in United States dollars. These consolidated financial statements include, to varying degrees, elements of market, credit and exchange risk in excess of amounts recognized in the consolidated balance sheets. The Company did not have any foreign exchange contracts outstanding as at June 30, 2004 or at June 30, 2003.

During the year ended June 30, 2003, the Company financed specific receivables, with aggregate book values of $1,842 and received net proceeds of $1,640, through the issuance of bills of exchange. In the year ended June 30, 2003, bills of exchange amounting to $927 were settled. At June 30, 2003, a bill of exchange amounting to $915 was not yet due for settlement. This was settled in May 2004. At June 30, 2004, there were no bills of exchange outstanding for settlement. The financing of

(In thousands of Canadian dollars, except per share amounts)

receivables has been treated as a sale of receivables for accounting purposes and the loss on financing has been recorded as interest expense in the consolidated statement of operations.

There were no collectibility or billing problems with customers or classes of customers, other than as provided in the financial statements. There were no significant changes in credit terms during the fiscal year 2004.

The carrying values of the Company's other financial instruments approximate their fair values due to the short term to maturity of the various instruments.

The Company is exposed to market, credit and interest rate risk on its short-term investment portfolio. The Company limits its risk by investing only in liquid, investment grade securities and by limiting exposure to any one entity or group of related entities. The fair value of investments, mostly interest bearing, as well as investment income derived from the investment portfolio, will fluctuate with changes in the prevailing interest rates.

Financial instruments that potentially subject the Company to concentrations of credit risk consist primarily of trade accounts receivable. The Company performs periodic credit evaluations of the financial condition of its customers and typically does not require collateral from them. Allowances are maintained for potential credit losses consistent with the credit risk of specific customers, historical trends and other information. Credit losses have been within management's range of expectations. At June 30, 2004, three customers comprised 19%, 13% and 12% of trade accounts receivable (2003 – three customers at 19%, 15% and 13% respectively).

19. Commitments:

The Company is committed under long-term operating leases for the rental of premises, computer and office equipment. The minimum annual lease payments for the four years subsequent to June 30, 2004 are as follows:

2005	$1,323
2006	$1,287
2007	$1,260
2008 and thereafter	$3,051

The Company has entered into a sublease agreement dated April 23, 2003 whereby it is able to recover a portion of lease commitments over the remaining term of the lease for the premises. The minimum annual lease payments above have been disclosed net of sublease rental income.

20. Segmented information and major customers:

The Company develops and markets diagnostic imaging, image management, and software products for integration with medical solutions offered by world leaders in the healthcare sector. The Company's products include 2D and 3D medical imaging software applications, components, platforms, and custom engineering solutions. The Company serves one industry segment, medical imaging and related information solutions.

(In thousands of Canadian dollars, except per share amounts)

All of the Company's revenues are exports as follows:

	Year ended June 30		
	2004	2003	2002
Asia	$ 22,296	$ 13,378	$ 23,045
United States	14,269	8,722	12,389
Europe	13,821	8,048	10,063
Total revenue	$ 50,386	$ 30,148	$ 45,497

The following are product and service revenues of the Company:

	Year ended June 30		
	2004	2003	2002
Software licenses	$ 33,732	$ 11,632	$ 27,945
Engineering services	12,034	14,643	15,265
Support services and other	4,620	3,873	2,287
	$ 50,386	$ 30,148	$ 45,497

All of the assets of continuing operations are located in North America. Revenues to customers that individually generate more than 10% of revenue are as follows:

	Year ended June 30		
	2004	2003	2002
Customer A	23%	23%	22%
Customer B	10%	18%	13%
Customer C	6%	8%	15%
Customer D	13%	–	3%
Customer E	16%	3%	14%

21. Stock-based compensation:

In accordance with CICA 3870, the Company has recorded stock-based compensation expense of $128 for all options granted on or after July 1, 2003. For the options granted during the year ended June 30, 2003 for which no charge has been recorded, the Company is required to provide pro forma disclosure of the net income (loss) and earnings (loss) per share, as if the fair value-based method, as opposed to the settlement based method of accounting for employee stock options, had been applied for these options. The disclosures in the following table reflect the Company's net income (loss) and earnings (loss) per share on a pro forma basis using the fair value method, on a straight-line basis, as determined by using a Black-Scholes option pricing model:

(In thousands of Canadian dollars, except per share amounts)

	Year ended June 30	
	2004	2003
Net income (loss) – as reported	$ 15,566	$ (13,312)
Total stock-based compensation expense determined for options granted prior to July 1, 2003	(379)	(352)
Net income (loss) – pro forma	$ 15,187	$ (13,664)
Pro forma earnings (loss) per share:		
Basic	$ 0.58	$ (0.57)
Diluted	$ 0.52	$ (0.57)

The weighted average grant date fair value of options granted was calculated as follows using a Black-Scholes option pricing model with the following assumptions:

	Year ended June 30	
	2004	2003
Number of options issued	414,000	2,046,806
Weighted average grant date fair value of each option	$ 2.47	$ 0.85
Assumptions:		
Risk free interest rates	4%	4.5%
Expected life in years	5.0	5.0
Expected dividend yield	–	–
Volatility	85%	75%

22. GAAP in Canada and the United States:

The consolidated financial statements of the Company have been prepared in accordance with GAAP as applied in Canada.

The following summarizes financial statement amounts in accordance with United States GAAP:

	Year ended June 30	
Consolidated balance sheets	2004	2003
Current assets	$ 60,010	$ 6,899
Capital assets	2,201	2,568
Intangible assets	373	447
Goodwill	7,836	7,836
Total assets	70,930	18,557
Current liabilities	6,054	18,871
Convertible debentures	–	3,168
Capital stock	160,676	104,157
Contributed surplus	388	–
Deficit	(96,232)	(110,899)
Total shareholders' equity (deficiency)	$ 64,832	$ (3,482)

(In thousands of Canadian dollars, except per share amounts)

	Year ended June 30		
Consolidated statements of operations	2004	2003	2002
Revenue	$ 50,386	$ 30,148	$ 45,497
Gross margin	39,030	19,067	34,218
Operating expenses	23,842	29,910	33,562
Income (loss) before interest expense	15,188	(10,843)	656
Income (loss) from continuing operations	14,667	(11,914)	(1,048)
Income (loss) from discontinued operations	–	–	5,002
Net income (loss) and comprehensive income	$ 14,667	$ (11,914)	$ 3,954

	Year ended June 30		
	2004	2003	2002
Earnings per share from continuing operations:			
Basic earnings (loss) per share	$ 0.56	$ (0.49)	$ (0.05)
Diluted earnings (loss) per share	$ 0.50	$ (0.49)	$ (0.05)
Earnings per share from discontinued operations:			
Basic earnings (loss) per share	$ –	$ –	$ 0.23
Diluted earnings (loss) per share	$ –	$ –	$ 0.23
Earnings per share:			
Basic earnings (loss) per share	$ 0.56	$ (0.49)	$ 0.19
Diluted earnings (loss) per share	$ 0.50	$ (0.49)	$ 0.19

	Year ended June 30		
Consolidated statements of cash flows	2004	2003	2002
Net cash used in operating activities	$ 11,939	$ (1,493)	$ (3,466)
Net cash provided by (used in) investing activities	$ (11,913)	$ (1,236)	$ 2,516
Net cash provided by financing activities	$ 40,908	$ 4,558	$ 244

The significant differences between Canadian and United States GAAP and their effect on the consolidated financial statements of the Company are described below:

(In thousands of Canadian dollars, except per share amounts)

(a) *Consolidated statements of operations:*

	Year ended June 30		
	2004	2003	2002
Income (loss) from continuing operations, Canadian GAAP	$ 15,566	$ (13,312)	$ (3,551)
Foreign exchange gains and losses on *hedged transactions (i)*	–	–	(54)
Provision (recovery) for employee share purchase loans receivable (ii)	(1,030)	(103)	838
Accretion of interest on debt component of convertible debentures (iii)	36	63	–
Purchased in-process research and development expense (iv)	95	1,438	1,719
Income (loss) from continuing operations, United States GAAP	14,667	(11,914)	(1,048)
Income from discontinued operations	–	–	5,002
Net income (loss), United States GAAP	$ 14,667	$ (11,914)	$ 3,954

The significant differences between Canadian and United States GAAP and their effect on the *consolidated financial statements of the Company are described below:*

(i) Under Canadian GAAP, unrealized and realized gains and losses on foreign currency exchange contracts identified as hedges may be deferred as long as there is reasonable assurance that the hedge will be effective. Under United States GAAP, deferral is allowed only on foreign currency exchange contracts that are specifically designated and documented as hedges of identifiable firm currency commitments.

(ii) Under Canadian GAAP, employee share purchase loans were included in loans receivable. Under United States GAAP, the loans would be classified as a reduction of shareholders' equity. As a result, the related provision recorded for these loans receivable for Canadian GAAP purposes is required to be reversed to comply with United States GAAP. As noted under United States GAAP the plans would be considered to be fixed plans and a compensation adjustment would only be required to the extent that the arrangement was *modified or a direct award of the underlying stock ultimately occurred.* Due to this difference, the provision for these loans for purposes of Canadian GAAP would not be recorded under United States GAAP.

(iii) The Company has recorded a compound instrument under Canadian GAAP in connection with the unsecured convertible debentures issued during fiscal 2003 and 2002. United States GAAP does not permit separate recognition of the financial liability and equity components. Accordingly, the note payable would be classified entirely as notes payable for United States GAAP reporting purposes for the years ended June 30, 2003 and 2002 on the consolidated balance sheet and the interest accretion related to the fair market valuation of the interest rate on the debt component would be added back on the statement of operations for United States GAAP purposes.

(In thousands of Canadian dollars, except per share amounts)

(iv) Under Financial Accounting Standards Board ("FASB") Statement No. 2, "Accounting for Research and Development Costs," acquired in-process research and development having no alternative future use must be written off at the time of acquisition. The Company acquired in-process research and development as part of the business combination with Dicomit in May 2000 which represents products in the development stage not considered to have reached technological feasibility at the time of acquisition. Such costs are required to be expensed under United States GAAP. For the years ended June 30, 2004, 2003 and 2002, the adjustment represents the reversal of amortization of the capitalized in-process research and development under Canadian GAAP.

(v) United States GAAP requires disclosure of the details of depreciation and amortization for the years ended June 30, as follows:

	2004	2003	2002
Depreciation of capital assets	$ 1,242	$ 1,814	$ 3,230
Amortization of intangible assets	140	23	34
Amortization of deferred development costs	335	562	556
Amortization of goodwill	–	–	–
	$ 1,717	$ 2,399	$ 3,820

(b) Consolidated statements of shareholders' equity (deficiency) under United States GAAP:

	Year ended June 30		
	2004	2003	2002
Deficit, beginning of year	$ (110,899)	$ (98,985)	$ (102,939)
Net income (loss)	14,667	(11,914)	3,954
Deficit, end of year	$ (96,232)	$ (110,899)	$ (98,985)

(c) Consolidated statements of cash flow:

Canadian GAAP permits the disclosure of a subtotal of the amount of funds provided by operations before changes in non-cash working capital items in the statements of consolidated cash flows. United States GAAP does not permit this subtotal to be included.

(d) Other disclosures:

(i) Stock-based compensation:

Beginning in 1996, SFAS 123, Accounting for Stock-based Compensation, encourages, but does not require, companies to record compensation costs for employee stock option plans at fair value. Effective July 1, 2003, for all grants made on or after July 1, 2003, the Company has chosen to account for stock options using the fair value method as described in notes 1(n) and 21. The stock based compensation charge of $128 for the current year recorded in Other charges could be distributed into various expense categories as follows: cost of sales $21, research and development $62, sales and marketing $35 and, general and administrative $10.

Up to June 30, 2003, the Company had chosen to continue to account for stock options using the intrinsic value method prescribed by existing accounting pronouncements in effect in the

(In thousands of Canadian dollars, except per share amounts)

United States. SFAS 123 does require the disclosure of pro forma net income (loss) and income (loss) per share information as if the Company had accounted for its employee stock options under the fair value method.

The disclosures in the following table reflect the Company's net income (loss) and earnings (loss) per share on a pro forma basis using the fair value method, on a straight-line basis, as determined by using a Black-Scholes option pricing model.

	Year ended June 30		
	2003	2002	2001
Net income (loss) – pro forma	$ (12,672)	$ (1,579)	$ (24,693)
Pro forma earnings (loss) per share:			
Basic	$ (0.52)	$ (0.07)	$ (1.49)
Diluted	$ 0.52	$ (0.07)	$ (1.49)

The weighted average grant date fair value of options granted was calculated as follows using a Black-Scholes option pricing model with the following assumptions:

	Year ended June 30		
	2003	2002	2001
Number of options issued	2,046,806	437,500	712,700
Weighted average grant date fair value of each option	$ 0.85	$ 1.90	$ 2.93
Assumptions:			
Risk free interest rates	4.5%	4.5%	4.0%
Expected life in years	5.0	5.0	5.0
Expected dividend yield	–	–	–
Volatility	75%	79%	80%

The effects on pro forma disclosure of applying SFAS 123 are not necessarily representative of the effects on pro forma disclosure in future years.

(ii) As of January 1, 1998, the Company implemented SFAS No. 130, "Reporting Comprehensive Income." This pronouncement, which is solely a financial statement presentation standard, requires the Company to disclose non-owner charges included in equity but not included in earnings. These charges include the fair value adjustment to certain available for sale securities, the foreign currency translation adjustments.

(iii) The allowance for doubtful accounts as at June 30, 2004 was $972 (2003 – $961).

(iv) Rent expense, net of sublease income, for the year ended June 30, 2004 amounted to $798 (2003 – $988; 2002 – $1,007).

(v) United States GAAP requires the disclosure of accrued liabilities. Accrued liabilities included in accounts payable and accrued liabilities as at June 30, 2004 were $3,042 (2003 – $3,108). At June 30, 2004, accrued liabilities of $905 for accrued vacation and $820 for accrued bonus exceeded 5% of current liabilities (June 30, 2003 – accrued vacation - $505 and severance payable - $1,426).

(In thousands of Canadian dollars, except per share amounts)

(vi) The Company has disclosed income before goodwill amortization, which is not a permitted disclosure under United States GAAP. For United States GAAP purposes goodwill amortization would be included in expenses and deducted in the determination of income (loss) before interest income.

(vii) Under United States GAAP, amortization of deferred compensation would be included in general and administrative expenses.

23. Recent accounting pronouncements:

In December 2003, the Emerging Issues Committee released EIC-141, "Revenue Recognition" ("EIC-141") and EIC-142, "Revenue Arrangements with Multiple Deliverables" ("EIC-142"). EIC-141 summarizes the principles set forth in SAB 104 that, in the Committee's view, are generally appropriate as interpretive guidance on the application of CICA Handbook Section 3400 "Revenue." EIC-142 addresses certain aspects of the accounting by a vendor for arrangements under which it will perform multiple revenue-generating activities. Specifically, EIC-142 address how to determine whether an arrangement involving multiple deliverables contains more than one unit of accounting, and how arrangement consideration should be measured and allocated to the separate units of accounting in the arrangement. The adoption of EIC-141 and EIC-142 is not expected to have a material impact on the Company's results of operations or financial position.

In July 2003, the CICA issued new Handbook Sections 1100, "Generally Accepted Accounting Principles," and 1400, "General Standards of Financial Statement Presentation". Section 1100 describes what constitutes Canadian Generally Accepted Accounting Principles ("GAAP") and its sources and provides guidance on sources to consult when selecting accounting policies and determining appropriate disclosures when a matter is not dealt with explicitly in the primary sources of generally accepted accounting principles, thereby re-codifying the Canadian GAAP hierarchy. Section 1400 provides general guidance on financial statement presentation and further clarifies what constitutes fair presentation in accordance with GAAP. These recommendations are effective for fiscal years beginning on or after October 1, 2003. The Company does not expect these recommendations to have any significant impact on its consolidated financial statements upon adoption.

In March 2003, the CICA issued Section 3110, "Asset Retirement Obligations". This standard requires that the fair value of a liability for an asset retirement obligation be recognized in the period in which it is incurred if a reasonable estimate of fair value can be made. The associated costs are capitalized as part of the carrying value of the related asset and depreciated over its remaining useful life. Section 3110 is applicable to fiscal years beginning on or after July 1, 2004 and must be applied retroactively with restatement of prior periods. The application of this standard is not expected to have a significant impact on the financial position or results of operations of the Company.

In June 2003, the CICA issued Accounting Guideline 15 (AcG-15), "Consolidation of Variable Interest Entities." This guideline requires that an enterprise holding other than a voting interest in a variable interest entity ("VIE") could, subject to certain conditions, be required to consolidate the VIE if it is considered its primary beneficiary whereby it would absorb the majority of the VIE's expected losses and/or receive the majority of its expected residual returns. AcG-15 applies to annual and interim periods beginning on or after November 1, 2004. The Company does not expect this guideline to have an impact on its consolidated financial statements.

In May 2003, the FASB issued SFAS 150, *Accounting for Certain Financial Instruments with Characteristics of both Assets and Liabilities.* SFAS 150 addresses the accounting for mandatory redeemable shares, put options and forward purchase contracts of the Company's shares, and instruments that are liabilities under this Statement that can be settled for shares. This standard is effective for all financial instruments entered into or modified after May 31, 2003, and is otherwise effective for the first interim period beginning after June 15, 2003. The Company does not expect any impact on the Company's results of operations and financial position upon the adoption of SFAS 150.

25. Comparative figures:

Certain prior years' figures have been reclassified to conform with the current year's presentation.



Corporate Directory

Board of Directors

Peter J. Cooper
Chairman of the Board of Directors
President
P. J. Cooper & Company Inc.

Bernard M. Gordon
Co-Founder NeuroLogica Corporation,
and Founder & Chairman Emeritus of Analogic Corporation

John J. Millerick
Senior Vice President
Chief Financial Officer and Treasurer
Analogic Corporation

Stephen N. Pincus
Partner
Goodmans LLP

Ram Ramkumar
Chairman, Process Research Ortech

Abe Schwartz
President and Chief Executive Officer
Cedara Software Corp.

Officers

Peter J. Cooper
Chairman

Abe Schwartz
President and Chief Executive Officer

Brian Pedlar
Chief Financial Officer

Investor Information

Transfer Agent
Computershare Trust Company of Canada, 100 University Avenue, 9th Floor, Toronto, Ontario, M5J 2Y1. 1-800-564-6253. Email: service@computershare.com.

To obtain annual or quarterly reports or other corporate documents, please visit our website at www.cedara.com, e-mail: info@cedara.com, visit www.sedar.com, phone: 905-672-2100 or 1 800-724-5970. Or fax: 905-672-2307 or write to us at: Cedara Software Corp.,
6509 Airport Road, Mississauga, Ontario L4V 1S7.

Investor Relations
Brian Pedlar, Chief Financial Officer - 905-672-2100

Auditors
KPMG LLP

Stock Exchange Listings and Symbols
Toronto Stock Exchange (CDE)
OTCBB (CDSWF)

Dividend Policy
Cedara has never declared or paid any cash dividends on its common shares. The Company's policy is to retain earnings to finance its growth.

Share Price and Volume Information
[Quarterly closing price on the Toronto Stock Exchange for fiscal years ending June 30th]

	Q1	Q2	Q3	Q4
1999	3.15	5.00	4.95	5.75
2000	6.10	8.50	10.70	7.50
2001	4.40	2.13	1.98	1.72
2002	0.96	2.40	2.15	1.40
2003	1.05	0.74	1.42	1.40
2004	1.80	5.65	8.70	10.30

Shares Outstanding
There are 31,540,267 common shares of Cedara Software Corp. outstanding as at June 30, 2004.



CEDARA®
SOFTWARE

6509 Airport Road, Mississauga, Ontario, Canada, L4V 1S7
Phone 1-800-724-5970 or 905-672-2100

www.cedara.com

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

September 23, 2004

CEDARA SOFTWARE CORP.

By: 

Brian Pedlar
Chief Financial Officer